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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2001

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STATION CASINOS, INC.

(Exact Name of Registrant as Specified in Its Charter)

NEVADA	7990	88-0136443
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2411 WEST SAHARA AVENUE, LAS VEGAS, NV 89102
(702) 367-2411

(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

MR. GLENN C. CHRISTENSON,
STATION CASINOS, INC.
2411 WEST SAHARA AVENUE, LAS VEGAS, NEVADA 89102
(702) 367-2411

(Address, Including Zip Code, and Telephone Number, Including Area Code, of agent for service)

COPY TO:

KENNETH J. BARONSKY, ESQ.
MILBANK, TWEED, HADLEY & MCCLOY LLP
601 S. FIGUEROA STREET, 30TH FLOOR, LOS ANGELES, CA 90017
(213) 892-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC:
As soon as practicable after this registration statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is a compliance with General Instruction G, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

8 3/8% Senior Notes due 2008	$100,000,000	100%	$25,000

(1)
In accordance with Rule 457(f)(2), the registration fee is calculated based on the book value of the securities as of            , 2001.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION JULY 30, 2001

PROSPECTUS

$100,000,000
STATION CASINOS, INC.
OFFER TO EXCHANGE
8 3/8% SENIOR NOTES DUE 2008
FOR ANY AND ALL OUTSTANDING 8 3/8% SENIOR NOTES DUE 2008

    This prospectus (and accompanying letter of transmittal) relates to our proposed offer to exchange up to $100,000,000 aggregate principal amount of new 8 3/8% Senior Notes due 2008 (the "New Notes"), which will be freely transferable, for any and all outstanding 8 3/8% Senior Notes due 2008 issued in a private offering on May 31, 2001 (the "Old Notes" and together with the New Notes the "Notes"), which have certain transfer restrictions.

  The exchange offer expires 5:00 p.m., New York City time, on            , 2001, unless extended.

  The terms of the New Notes are substantially identical to the terms of the Old Notes, except that the New Notes will be freely transferable and issued free of any covenants regarding exchange and registration rights.

  All Old Notes that are validly tendered and not validly withdrawn will be exchanged.

  Tenders of Old Notes may be withdrawn at any time prior to expiration of the exchange offer.

  The exchange of Old Notes for New Notes should not be a taxable event for United States Federal income tax purposes.

  Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Old Notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the Indenture, but, except under certain circumstances, will have no further exchange or registration rights under the Registration Rights Agreement.

  "Affiliates" of Station Casinos, Inc. (within the meaning of the Securities Act of 1933) may not participate in the exchange offer.

  All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act of 1933. See "Plan of Distribution" beginning on page 64.

  We do not intend to apply for listing of the New Notes on any securities exchange or to arrange for them to be quoted on any quotation system.

PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION
OF CERTAIN FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW NOTES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA GAMING CONTROL BOARD OR ANY OTHER GAMING AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE NOTES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.

    WE MAY AMEND OR SUPPLEMENT THIS PROSPECTUS FROM TIME TO TIME BY FILING AMENDMENTS OR SUPPLEMENTS AS REQUIRED. YOU SHOULD READ THIS ENTIRE PROSPECTUS (AND ACCOMPANYING LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND ANY AMENDMENTS OR SUPPLEMENTS CAREFULLY BEFORE MAKING YOUR INVESTMENT DECISION.

Our principal executive offices are located at 2411 West Sahara Avenue
 Las Vegas, NV 89102
Our telephone number is (702) 367-2411
The date of this prospectus is            , 2001

WHERE YOU CAN FIND MORE INFORMATION

    In connection with the exchange offer, we have filed with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to the New Notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of this exchange offer, you should refer to the registration statement, including its exhibits.

    We also file annual, quarterly, and special reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a website (http:/www.sec.gov) that contains reports, proxy statements and other information filed by us. The Company's Common Stock, $0.01 par value per share (the "Common Stock"), is listed on the New York Stock Exchange. Information (including the documents incorporated by reference) filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to            , 2001, the date the exchange offer expires, or such later date as we may extend the expiration of the exchange offer.

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  •
  Current Report on Form 10-Q for the quarter ended March 31, 2001;

  •
  Definitive Proxy Statement on Schedule 14A dated April 10, 2001; and

  •
  Current Reports on Form 8-K dated January 4, 2001, January 9, 2001, January 25, 2001 and July 25, 2001.

    THESE FILINGS ARE AVAILABLE WITHOUT CHARGE TO THE HOLDERS OF OLD NOTES. YOU MAY REQUEST A COPY OF THESE FILINGS BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

              ATTENTION: INVESTOR RELATIONS
              STATION CASINOS, INC.
              2411 WEST SAHARA AVENUE
              LAS VEGAS, NV 89102
              TEL: (702) 367-2411
              OR               HTTP://WWW.STATIONCASINOS.COM

    TO OBTAIN TIMELY DELIVERY OF ANY COPIES OF FILINGS REQUESTED FROM US, PLEASE WRITE OR TELEPHONE US NO LATER THAN           , 2001.

FORWARD-LOOKING STATEMENTS

    This prospectus includes and incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed in our filings with the SEC and the following:

  •
  financial market risks;

  •
  the ability to maintain existing management;

  •
  integration of acquisitions;

  •
  competition within the gaming industry;

  •
  the cyclical nature of the hotel and gaming businesses;

  •
  economic conditions;

  •
  development and construction risks; and

  •
  regulatory matters and litigation.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

PROSPECTUS SUMMARY

    This summary highlights selected information from this prospectus, but does not contain all information that is important to you. This prospectus includes specific terms of the exchange offer. We encourage you to read the detailed information provided or incorporated by reference in this prospective and consolidated financial statements and the notes thereto appearing elsewhere in this prospectus in their entirety. We have not authorized anyone else to provide you with different information. As used in this prospectus, unless the context indicates otherwise, (1) all references to "SCI" and the "Company" refer to Station Casinos, Inc. and all references to "Station," "we," "our," and "us" refer to SCI and its consolidated subsidiaries and (2)"Notes" means both the Old Notes and the New Notes. This prospectus contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." See "Risk Factors" for certain factors, including factors affecting forward-looking statements, that a prospective investor should consider before purchasing the notes offered hereby.

The Company

    We are a gaming company that owns and operates seven distinctly themed hotel/casino properties and two smaller casino properties located throughout the Las Vegas metropolitan area. We own and operate the Palace Station Hotel & Casino ("Palace Station"), Boulder Station Hotel & Casino ("Boulder Station"), Texas Station Gambling Hall & Hotel ("Texas Station"), Sunset Station Hotel & Casino ("Sunset Station"), Santa Fe Station Hotel & Casino ("Santa Fe Station"), Fiesta Casino Hotel ("Fiesta"), The Reserve Hotel & Casino ("The Reserve") and Tropicana Station, Inc., the operator of Wild Wild West Gambling Hall & Hotel ("Wild Wild West"). We also own a 50% interest in Town Center Amusements, Inc. d.b.a. Barley's Casino & Brewing Company ("Barley's"). In addition, we own and operate Southwest Gaming Services, Inc. ("SGSI") which provides slot route management services in southern Nevada. We are organized as a holding company and we conduct our operations through ten wholly-owned subsidiaries.

    Our operating strategy emphasizes attracting and retaining customers primarily from the local and repeat visitor markets. Our casino properties attract customers through:

  •
  innovative, frequent and high-profile promotional programs directed toward local markets;
  •
  focused marketing efforts and convenient locations; and
  •
  aggressive marketing to the repeat visitor market and the development of strong relationships with specifically targeted travel wholesalers.

    Because we target the repeat customer, we are committed to providing a high-value entertainment experience for our customers in our restaurants, hotels, casinos and other amenities. We develop regional entertainment destinations for locals that include other amenities such as movie theaters, bowling centers, live entertainment venues and child care facilities. In addition, we believe the value offered by restaurants at each of our casino properties is a major factor in attracting local gaming customers and that our focus on slot and video poker machine play with higher than average payout rates and attentive customer service attracts the frequent gaming patron.

    Our growth strategy, in addition to same-store growth opportunities, includes implementation of our master-planned expansion programs at each of our existing gaming facilities, acquisition of additional operating casinos and the evaluation and pursuit of additional development opportunities where we can realize distinct competitive advantages by focusing on the local and repeat visitor markets. To accomplish this, we evaluate strategic acquisition and development opportunities that:

  •
  provide good visibility from and easy access to high traffic interstates and major thoroughfares;
  •
  are in rapidly growing areas;
  •
  provide flexibility for future expansion;
  •
  allow for ample convenient parking; and

  •
  are surrounded by potential customers with a strong demographic profile.

    We believe that these factors are enhanced by our expertise in the locals and repeat visitors market and our reputation as a provider of a high-quality, affordable gaming and entertainment experience.

Casino Properties

    We are a leading Las Vegas hotel/casino operator, catering primarily to local residents and repeat visitors. We believe our casino properties are well positioned to continue to benefit from the business and population growth in Las Vegas and its surrounding areas. We have implemented our long-term business strategy by developing the casino properties as integrated entertainment destinations in key population centers in each quadrant of the Las Vegas market. We have master-planned each of our casino properties for future expansion to capitalize on Las Vegas' expected population growth.

Palace Station

    Palace Station is strategically located on approximately 39 acres at the intersection of Sahara Avenue and Interstate 15, one of Las Vegas' most heavily traveled areas. Palace Station is a short distance from McCarran International Airport and from major attractions on the Las Vegas Strip and downtown Las Vegas. Palace Station's ample parking and convenient location assure customers easy access to the hotel and casino, a factor that we believe is particularly important in attracting and retaining our customers. Palace Station has a turn-of-the-20th-century railroad station theme and the following features and amenities:

  •
  a 1,022-room hotel and approximately 3,700 parking spaces, including 1,900 spaces in two multi-level parking structures;
  •
  an approximately 84,000-square foot casino with approximately 2,144 slot and video poker machines, 48 gaming tables, a keno lounge, a poker room, a bingo parlor and a race and sports book; and
  •
  non-casino amenities including two swimming pools, five full-service restaurants, several fast-food outlets, a 24-hour gift shop, a non-gaming video arcade, a 250-seat entertainment lounge, additional bars and an approximately 20,000-square foot banquet and convention center.

Boulder Station

    Boulder Station, which opened in August 1994, is strategically located on approximately 46 acres on the opposite side of Las Vegas from Palace Station. Patrons enjoy convenient access to Boulder Station which is located on Boulder Highway and immediately adjacent to the Interstate 515 interchange. We believe that this highly visible location at this well-traveled intersection offers a competitive advantage relative to existing hotels and casinos located on Boulder Highway. Boulder Station is located approximately four miles east of the Las Vegas Strip and approximately four miles southeast of downtown Las Vegas. Boulder Station has a turn-of-the-20th-century railroad station theme and the following features and amenities:

  •
  a 300-room hotel and approximately 4,350 parking spaces, including a 1,900 space multi-level parking structure;
  •
  an approximately 89,000-square foot casino with approximately 3,082 slot and video poker machines, 40 gaming tables, a keno lounge, a poker room, a bingo parlor and a race and sports book; and
  •
  non-casino amenities including a swimming pool, five full-service restaurants, several fast-food outlets, a gift shop, a non-gaming video arcade, a 750-seat entertainment lounge, eight additional bars, an 11-screen movie theater complex and a Kid's Quest child-care facility.

Texas Station

    Texas Station, which opened in July 1995, is strategically located on approximately 47 acres at the corner of Lake Mead Boulevard and Rancho Road in North Las Vegas. Texas Station has a friendly "down-home" Texas atmosphere, highlighted by distinctive early Texas architecture and the following features and amenities:

  •
  a six-story, 200-room hotel tower and approximately 5,300 parking spaces, including 3,500 spaces in two multi-level parking structures;
  •
  an approximately 102,300-square foot casino with approximately 3,008 slot and video poker machines, 40 gaming tables, a keno lounge, a poker room, a bingo parlor and a race and sports book; and
  •
  non-casino amenities including a swimming pool, five full-service restaurants, several fast-food outlets, a gift shop, a non-gaming video arcade, a 300-seat entertainment lounge, a 1,700-seat event center, seven additional bars, an 18-screen movie theater complex and a Kid's Quest child-care facility.

    In December 2000, we completed the second phase of master-planned expansion at Texas Station. The scope of the project included renovation of various restaurants and additional upgrades to bring the quality of finishes in the original portion of the facility up to the quality of the newer phase. The expansion project also included the addition of 350 gaming devices, a 60-lane bowling center and approximately 40,000 square feet of meeting and banquet space. The second phase of the master plan was designed to further position Texas Station as an all-inclusive entertainment destination for Las Vegas residents.

Sunset Station

    Sunset Station, which opened in June 1997, is strategically located on approximately 105 acres at the intersection of Interstate 515 and Sunset Road. Multiple access points provide customers convenient access to the gaming complex and parking areas. Situated in a highly concentrated commercial corridor along Interstate 515, Sunset Station has prominent visibility from the freeway and the Sunset commercial corridor. Sunset Station is located approximately nine miles east of McCarran International Airport and eight miles southeast of Boulder Station. Sunset Station has a Spanish/Mediterranean-style theme and the following features and amenities:

  •
  a 20-story, 467-room hotel tower and approximately 7,100 parking spaces, including a 2,900 space multi-level parking structure;
  •
  an approximately 110,000-square foot casino with approximately 3,080 slot and video poker machines, 55 gaming tables, a keno lounge, a poker room, a bingo parlor and a race and sports book; and
  •
  non-casino amenities including an outdoor swimming pool, seven full-service restaurants (and tenant lease space for additional restaurants), several fast-food outlets, a gift shop, a non-gaming video arcade, a 520-seat entertainment lounge and a 4,000-seat outdoor amphitheater, additional bars, a 13-screen movie theater complex and a Kid's Quest child-care facility.

    We have developed only approximately 70 acres of Sunset Station's approximately 105 acres. We are currently evaluating potential development plans for the undeveloped property. Uses for the land could include a life-style entertainment retail center and the development of several pads for various build-to-suit retail, restaurant and entertainment concepts. We have not yet determined timing and definitive plans for such a development.

Santa Fe Station

    On October 2, 2000, we consummated the purchase of substantially all of the assets of the Santa Fe Hotel & Casino for an aggregate purchase price of $205.0 million and renamed the property "Santa

Fe Station." Santa Fe Station is strategically located on approximately 38 acres at the intersection of Interstate 95 and Rancho Road, approximately five miles northwest of Texas Station. Santa Fe Station has a Southwestern theme and the following features and amenities:

  •
  a five-story, 200-room hotel tower and approximately 2,800 parking spaces, including a 1,700-space multi-level parking structure;
  •
  an approximately 85,000-square foot casino with approximately 1,922 slot and video poker machines, 27 gaming tables, a keno lounge, a bingo parlor and a race and sports book; and
  •
  non-casino amenities including a swimming pool, four full-service restaurants, several fast food outlets, a gift shop, a non-gaming video arcade, a 250-seat entertainment lounge, four additional bars, a 60-lane bowling center, a regulation-sized ice skating arena and 10,000 square feet of meeting and banquet facilities.

    In late November, we completed the renovation and retheming of the casino and restaurants and increased the size of the casino floor. Construction was recently completed on a 1,700-space parking garage, a food court area with eight lease tenants, a casino expansion to allow for approximately 300 additional gaming devices, a new hotel lobby and a new gift shop. Construction of lease tenant space for two new restaurants should be completed during the first quarter of 2002. The expansion of the gaming floor, additional gaming devices, lease tenant space and other design modifications will result in incremental capital expenditures of approximately $31 million to the original construction budget. We expect that post acquisition expenditures at Santa Fe Station will total approximately $71 million.

Fiesta

    On January 4, 2001, we consummated the purchase of substantially all of the assets of the Fiesta Casino Hotel for a purchase price of $170.0 million. The property will retain the Fiesta name and theme. Fiesta is strategically located on approximately 25 acres at the intersection of Lake Mead Boulevard and Rancho Road in North Las Vegas across from Texas Station. Fiesta has a Southwestern theme and the following features and amenities:

  •
  a 100-room hotel and approximately 2,300 parking spaces, including a 1,000-space multi-level parking structure;
  •
  an approximately 70,000-square foot casino with approximately 1,856 slot and video poker machines, 24 gaming tables, a bingo parlor and a race and sports book; and
  •
  non-casino amenities including a swimming pool, four full-service restaurants, several fast-food outlets, a gift shop, a non-gaming video arcade, a 970-seat entertainment lounge and five additional bars.

    We expect to spend approximately $5 million during 2001 on minor renovations to the property.

The Reserve

    On January 30, 2001, we consummated the purchase of substantially all of the assets of The Reserve Hotel & Casino for an aggregate purchase price of $71.8 million. The Reserve is strategically located on approximately 46 acres at the intersection of Interstate 215 and Interstate 515. The Reserve has an African safari and big game reserve theme and the following features and amenities:

  •
  a 224-room hotel and approximately 2,250 parking spaces;
  •
  an approximately 42,000-square foot casino with approximately 1,463 slot and video poker machines, 26 gaming tables, a keno lounge, a bingo parlor and a sports book; and
  •
  non-casino amenities including a swimming pool, four full-service restaurants, several fast-food outlets, a gift shop, three bars and lounges and meeting space.

    During the second quarter of 2001, we completed revisions to the casino floor and parking areas of the facility. In addition, we expect to transition The Reserve to a Fiesta-branded property during the second half of fiscal year 2001. We anticipate that the conversion will debut by the end of the year and expect to spend approximately $20 million on these projects.

Other Properties

  •
  Wild Wild West, which we acquired in July 1998, has an approximately 12,500-square foot casino with approximately 250 slot and video poker machines, seven gaming tables and a sports book.
  •
  Barley's, which opened in January 1996, has an approximately 10,000-square foot casino with approximately 199 slot and video poker machines, nine gaming tables and a sports book.
  •
  SGSI commenced its slot route business operations in December 1990 and currently provides slot route management services to approximately 873 slot and video poker machines in numerous food and beverage establishments and commercial businesses in southern Nevada.

    We have announced the proposed sale of Southwest Gaming Services, Inc. ("SGSI") to Blake L. Sartini, our former executive vice president and chief operating officer. Sartini will continue as a member of the board of directors and as a substantial shareholder. The agreement provides for a tax-free, stock-for-stock exchange whereby we will transfer our stock in SGSI to Sartini in exchange for our common stock valued at approximately $14 million. The transaction is expected to close prior to the end of the year, pending gaming regulatory approval.

Development Projects

    A 50/50 joint venture between us and GCR Gaming, LLC (an affiliate of American Nevada Corporation) has commenced construction of a new resort/casino, Green Valley Ranch, on the south side of Interstate 215 at Green Valley Parkway in Henderson, Nevada. The 40-acre resort site is part of a 170-acre mixed-use commercial, retail and office project. We expect to contribute approximately $50 million in cash equity for a 50 percent equity ownership. As of March 31, 2001, we have made cash equity contributions of $47.5 million. We will be the managing partner of Green Valley Ranch and will receive a management fee for our services. Construction of the resort is expected to be completed in the fourth quarter of 2001. The estimated construction cost of this project is approximately $300 million. The project is expected to be capitalized with total equity contributions from the partners of approximately $100 million and third party financing for the remainder. The joint venture has received commitments from a group of banks for a $165.0 million reducing revolving credit facility, subject to customary conditions. We anticipate that we will be required to enter into a completion guarantee and a make-well agreement in connection with the Green Valley Ranch financing. In addition, the joint venture anticipates obtaining $35 million of equipment lease financing from a group of lenders. If the third party financing cannot be obtained or is insufficient to fund the construction costs, SCI and GCR Gaming, LLC would be obligated to contribute amounts necessary to finance the construction and opening of the project. We have co-owned Barley's with an affiliate of American Nevada Corporation since January 1996.

    On October 12, 1999, we announced that we had entered into a Development Services Agreement and a Management Agreement with the United Auburn Indian Community (the "UAIC"). Subject to the receipt of certain governmental approvals and the designation of the land on which the casino will be built as land held in trust for the UAIC, we and the UAIC intend to develop a gaming and entertainment facility on 49 acres, approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento. Voter approval of the proposed amendment to the California constitution to allow "Nevada-style" Native American gaming was received in March 2000, however, there can be no assurances when or if the necessary government approvals for the acceptance of the land into trust, management agreement and development of the project will be received. The scope and the timing of this project have yet to be determined.

Recent Developments

    On December 20, 2000, SCI and Kansas City Station Corporation were named as defendants in an action styled Fitzgerald's Sugar Creek, Inc. v. Kansas City Station Corp., et al., No. 00CV230480 (Circuit Court of Jackson County, Missouri). The plaintiff alleges that the defendants are liable for unspecified actual punitive damages and other relief, based on alleged tortious interference with the plaintiff's business expectancy of receiving a Missouri gaming license in the Kansas City metropolitan area. The allegations of the petition appear to be based on the same issues involved in the investigation by the Missouri Gaming Commission related to activities of Michael Lazaroff, an attorney who formerly represented SCI in Missouri. The plaintiff also alleges claims based on fraudulent concealment and civil conspiracy. SCI and our subsidiary responded to this lawsuit on January 19, 2001 and moved to remove the case to bankruptcy court in Nevada. On March 29, 2001, the United States Bankruptcy Court for the Western District of Missouri remanded the case to the Circuit Court of Jackson County, Missouri. On April 19, 2001, the defendants filed a motion to dismiss the plaintiff's petition. Although no assurance can be made with respect to any litigation, we and Kansas City Station Corporation do not believe the suit has merit and intend to defend this case vigorously. At this early date, no assessment can be made of any potential outcome.

    In February 2001, we issued $300 million of senior notes, the proceeds of which were used to pay down the revolving facility and to repay $100.0 million of principal amount of the 10 1/8% senior subordinated notes. In May 2001, we issued an additional $100 million of the senior notes, the proceeds of which were used to pay down the revolving facility and to repay the remaining $98.0 million of principal amount of the 10 1/8% senior subordinated notes. We will record an extraordinary charge of approximately $4.0 million, net of the applicable income tax benefit, related to the redemption of the senior subordinated notes.

    After evaluating all options with respect to a 34-acre parcel near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas, Nevada, we do not intend to develop a casino on the site and will record a $4.0 million impairment loss in 2001. In addition, we are actively marketing a 29-acre parcel at the intersection of Smoke Ranch Road and Rancho Road in North Las Vegas for sale as a non-gaming site, as well as other non-strategic parcels around the Las Vegas valley.

    On March 29, 2001, the Culinary Workers Union 226 and the Bartenders Union Local 165 (collectively, the "Charging Parties") filed an unfair labor practice charge with the National Labor Relations Board (the "NLRB") against the Company (the "NLRB Charge"). The NLRB Charge alleged that the Company (1) had systematically discriminated in hiring at Santa Fe Station Hotel & Casino based on whether an applicant previously worked at that location and was represented by the Charging Parties, and (2) had failed and refused to recognize and bargain with the Charging Parties as the exclusive collective bargaining representative of a certain unit of employees at that location. On May 31, 2001, the NLRB Regional Director refused to issue complaint on the NLRB Charge (the "Regional Director's Decision"). On June 14, 2001, the Charging Parties filed an appeal from the Regional Director's Decision with the Director of Office of Appeals for the NLRB. On June 29, 2001, the Director of Office of Appeals for the NLRB denied that appeal.

    On July 13, 2001, SCI and five of our major operating subsidiaries were named as defendants in a lawsuit brought by Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc. in the United States District Court, District of Nevada (CV-S—01-0825-PMP-RJJ). We are investigating the details of the claim and intend to respond to this lawsuit on or before August 6, 2001. The plaintiffs allege that we are liable for unspecified actual and punitive damages, and they seek injunctive and other relief, based on allegations that our "Boarding Pass Rewards Program" infringes on various patents held by the plaintiffs. While no assurances can be made with respect to any litigation, we believe that the plaintiff's claims are without merit and we do not expect the outcome of the lawsuit to have a material adverse effect on our financial position or results of operations.

SUMMARY OF THE EXCHANGE OFFER

    The form and terms of the New Notes will be substantially identical to those of the Old Notes except that the New Notes will have been registered under the Securities Act. Therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damages provisions applicable to the Old Notes.

The Exchange Offer	We are offering to exchange an aggregate of $100,000,000 principal amount of New Notes for $100,000,000 of Old Notes. Old Notes may only be exchanged in multiples of $1,000 principal amount. To be exchanged, an Old Note must be properly tendered and accepted. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged for New Notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $100.0 million principal amount of Old Notes outstanding and no New Notes outstanding. We will issue New Notes promptly after the expiration of the exchange offer. See "The Exchange Offer."
Issuance of the Old Notes; Registration Rights
The Old Notes were issued and sold in a private offering to Banc of America Securities LLC and Deutsche Banc Alex. Brown, Inc., as the initial purchasers, on May 31, 2001. In connection with that sale, we executed and delivered the Registration Rights Agreement for the benefit of the noteholders. In the Registration Rights Agreement, we agreed to either:

• commence an exchange offer under which the New Notes, registered under the Securities Act with terms substantially identical to those of the Old Notes, will be exchanged for the Old Notes pursuant to an effective registration statement; or
• cause the Old Notes to be registered under the Securities Act pursuant to a resale shelf registration statement.
If we do not comply with our obligations under the Registration Rights Agreement, we will be required to pay certain liquidated damages that will be payable twice yearly. See "The Exchange Offer."
Expiration Date
The exchange offer will expire at 5:00 p.m., New York City time, on , 2001, unless extended, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

Conditions to the Exchange Offer
We are not required to consummate the exchange offer if there is any pending or threatened action or proceeding or proposed or effective legislation or other law or rule that would make the exchange offer illegal, cause us to have to pay damages as a result of the exchange offer or delay or otherwise make it inadvisable to consummate the exchange offer. See "The Exchange Offer—Certain Conditions to the Exchange Offer." The exchange offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.
Procedures for Tendering Old Notes
If you want to tender your Old Notes in the exchange offer, you must complete and sign a letter of transmittal and send it, together with the Old Notes or a notice of guaranteed delivery and any other required documents, to United States Trust Company of New York, as exchange agent, in compliance with the procedures for guaranteed delivery contained in the letter of transmittal. The letter of transmittal must be sent to the exchange agent prior to 5 p.m. on the expiration date of the exchange offer. If your Old Notes are registered in the name of a nominee and you wish to tender your Old Notes in the exchange offer, you should instruct your nominee to promptly tender your Old Notes on your behalf.
Guaranteed Delivery Procedures	If you wish to tender your Old Notes and:
• your Old Notes are not immediately available; or
• you cannot deliver your Old Notes or any of the other documents required by the letter of transmittal to the exchange agent prior to the expiration date of the exchange offer; or
• you cannot complete the procedure for book-entry transfer on a timely basis;
you may tender your Old Notes according to the guaranteed delivery procedures detailed in the letter of transmittal. See "The Exchange Offer—Guaranteed Delivery Procedures."
Withdrawal Rights	You may withdraw the tender of your Old Notes at any time prior to the expiration date of the exchange offer. See "The Exchange Offer—Withdrawal Rights."
Acceptance of the Old Notes and Delivery of the New Notes
We will accept for exchange any and all Old Notes which you properly tender in the exchange offer prior to the expiration date of the exchange offer. We will issue and deliver the New Notes promptly following the expiration date of the exchange offer. See "The Exchange Offer—Terms of the Exchange Offer."

Resales of the New Notes
We believe, based on an interpretation by the staff of the SEC contained in no-action letters issued to third parties, that you may offer to sell, sell or otherwise transfer the New Notes issued to you in this exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, provided that:
• you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act; and
• you acquire the New Notes in the ordinary course of business and you have no arrangement or understanding with any person to participate in the distribution of the New Notes.

If you are a broker-dealer and you receive New Notes for your own account in exchange for Old Notes, you must acknowledge that you will deliver a prospectus if you decide to resell your New Notes. See "Plan of Distribution."
Consequences of Failure to Exchange
If you do not exchange your Old Notes for the New Notes pursuant to the exchange offer you will still be subject to the restrictions on transfer of your Old Notes as contained in the legend on the Old Notes. In general, you may not offer to sell or sell the Old Notes, except pursuant to a registration statement under the Securities Act or any exemption from registration thereunder and in compliance with applicable state securities laws.
Certain U.S. Federal Income Tax Considerations	The exchange of Notes will not be a taxable event for United States federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange.
Registration Rights Agreement	The exchange offer is intended to satisfy your registration rights under the Registration Rights Agreement. Those rights will terminate upon completion of the exchange offer.
Use of Proceeds
We will not receive any proceeds from the issuance of New Notes pursuant to the exchange offer. In consideration for issuing the New Notes in exchange for the Old Notes as described in this prospectus, we will receive, retire and cancel the Old Notes. See "Use of Proceeds."
Exchange Agent	United States Trust Company of New York is the exchange agent for the exchange offer.

DESCRIPTION OF THE NOTES

    The summary below describes the principal terms of the Notes. The terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the Notes.

Issuer	Station Casinos, Inc. 2411 West Sahara Avenue Las Vegas, Nevada 89102 (702) 367-2411
Notes Offered	$100.0 million aggregate principal amount of 8 3/8% Senior Notes due 2008 (the "Notes").

On February 13, 2001, we issued $300.0 million in aggregate principal amount of 8 3/8% Senior Notes due 2008 under the same indenture pursuant to which the old Notes were offered. In addition, we will be permitted to offer additional notes from time to time under the indenture so long as the aggregate principal amount of Notes that are issued under the indenture does not exceed $500.0 million. All Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and offers to purchase.
Maturity	February 15, 2008.
Interest	Annual rate: 8 3/8%.
Payment frequency: every six months on February 15 and August 15.
First payment: August 15, 2001.
Ranking
The Notes will be unsecured general obligations. The Notes will rank equally with all of our existing and future senior indebtedness and will rank senior to all of our existing and future subordinated indebtedness. The Notes will effectively rank junior to our secured indebtedness, to the extent of the value of the property securing such indebtedness, and to all liabilities of our subsidiaries. See "Description of the Notes."
Optional Redemption
We may redeem the Notes, in whole or in part, at any time after February 15, 2005 at the redemption prices set forth in this prospectus, plus accrued interest. See "Description of the Notes—Optional Redemption."
Special Redemption
The Notes are subject to redemption requirements imposed by gaming laws and regulations of the State of Nevada and other gaming authorities. See "Description of the Notes—Mandatory Disposition Pursuant to Gaming Laws."

Change of Control Triggering Event
Upon a Change of Control Triggering Event, each holder of the Notes may require us to repurchase all or a portion of its Notes at 101% of the principal amount thereof, plus accrued interest to the repurchase date. See "Description of the Notes—Change of Control and Rating Decline" for a discussion of certain factors that could limit our ability to effect such a repurchase.
Certain Covenants	The indenture contains certain covenants that, among other things, will limit our ability and, in certain instances, the ability of our subsidiaries or restricted subsidiaries to:
• incur additional indebtedness;
• incur liens;
• pay dividends or make other distributions;
• redeem or repurchase our capital stock and make certain other restricted payments and restricted investments;
• issue or sell preferred stock of our restricted subsidiaries;
• engage in transactions with affiliates and other related persons; and
• consolidate, merge or transfer all or substantially all our assets and the assets of our restricted subsidiaries on a consolidated basis.
These covenants are subject to a number of important qualifications and exceptions which are described under the heading "Description of the Notes" in this prospectus.
Exchange Offer; Registration Rights	Under a registration rights agreement to be executed as part of this offering we have agreed to:
• file a registration statement within 60 days after the issue date of the Old Notes enabling noteholders to exchange the Old Notes for publicly registered New Notes with identical terms;
• use our best efforts to cause the registration statement to become effective within 120 days after the issue date of the Old Notes;
• consummate the exchange offer within 30 days after the effective date of our registration statement; and

• use our best efforts to file a shelf registration statement for the resale of the Old Notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

The interest rate on the Old Notes will increase if we do not comply with our obligations under the registration rights agreement. See "Exchange Offer; Registration Rights."
Risk Factors	See "Risk Factors" for a discussion of certain factors you should carefully consider before deciding to invest in the Notes, including factors affecting forward-looking statements.

    Certain capitalized terms are defined in the section entitled "Description of the Notes—Certain Definitions."

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following information is derived from our audited consolidated financial statements, except for the financial data for the three months ended March 31 which is derived from our unaudited consolidated financial statements. You should read the financial information presented below in conjunction with our consolidated financial statements and accompanying notes, as well as management's discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference herein.

    On November 6, 1998, we filed a Form 8-K announcing a change in our fiscal year end from March 31 of each year to December 31 of each year. This change is effective for the nine month period ended December 31, 1998 (the "Transition Period 1998").

    On December 20, 2000, we completed the sale of our Missouri properties to Ameristar Casinos, Inc. On January 4, 2001, we filed a Form 8-K describing the transaction and providing unaudited pro forma condensed financial statements for the year ended December 31, 1999 and for the nine-months ended September 30, 2000 as if the transactions had occurred at the beginning of those periods and as of September 30, 2000 as if the sale had occurred on that date.

	Fiscal Year Ended March 31,			Fiscal Year Ended December 31,		Three Months Ended March 31,
			Transition Period 1998
	1997	1998		1999	2000	2000	2001
	(dollars in thousands, except per share amounts and ratios)					(unaudited)
Income Statement Data(1):
Net revenues	$583,515	$769,610	$642,214	$942,469	$991,678	$254,843	$209,722
Depreciation and amortization	44,589	67,414	52,975	70,664	63,346	16,054	16,203
Preopening expenses	31,820	10,866	—	—	3,858	—	985
Operating income	58,123	84,186	64,696	28,871	242,812	58,306	41,632
Interest expense, net	36,698	78,826	66,127	84,618	94,098	22,407	25,067
Income (loss) before income taxes and extraordinary item	21,378	(4,120)	(9,864)	(47,223)	148,149	35,453	16,783
Net income (loss)	13,763	(5,196)	(12,097)	(42,947)	93,505	22,336	6,505
Preferred stock dividends	7,245	7,245	5,434	1,811	—	—	—
Net income (loss) applicable to common stock	6,518	(12,441)	(17,531)	(44,758)	93,505	22,336	6,505
Diluted earnings (loss) per share(2)	0.12	(0.23)	(0.33)	(0.76)	1.48	0.35	0.11
Other Data(1)(3):
Number of hotel rooms	1,728	2,195	2,455	2,455	2,441	2,455	2,773
Average daily occupancy rate	96%	93%	90%	89%	88%	88%	89%
Casino square footage	432,000	521,000	567,500	587,500	492,800	585,500	604,800
Number of slot machines(4)	13,008	16,237	16,451	17,589	14,299	17,337	18,840
Capital expenditures(5)	$506,096	$134,385	$99,460	$76,379	$358,763	$9,839	$293,604
EBITDA, As Adjusted(6)	136,548	162,466	147,682	236,970	273,847	74,360	58,819
Cash flows provided by (used in):
Operating activities	111,803	104,955	76,692	173,058	163,696	45,927	41,045
Investing activities	(479,008)	(219,407)	(93,771)	(131,653)	7,296	(43,149)	(311,242)
Financing activities	294,859	122,088	228,344	(229,756)	11,920	(14,020)	78,561
Ratio of earnings to fixed charges(7)	1.00x	—	—	—	2.41x	2.51x	1.51x

(Continued on following page)

	(dollars in thousands) (unaudited)
	As of March 31, 2001
	Actual	As Adjusted(8)
Balance Sheet Data:
Cash and cash equivalents	$64,348	$62,851
Total assets	1,539,258	1,538,038
Long-term debt, including current portion	1,125,958	1,128,331
Stockholders' equity	249,549	245,539

(1)
Except with respect to the three month period ended March 31, 2001, our historical information includes information with respect to our Missouri properties which were sold on December 20, 2000. Our Missouri operations provided net revenues of $313.4 million, $315.4 million and $82.5 million, operating income (loss) of ($85.3 million), $102.9 million and $17.1 million and "EBITDA, as adjusted" of $69.2 million, $82.6 million and $22.2 million, in each case, for fiscal 1999, 2000 and the three month period ended March 31, 2000, respectively. These periods do not include the results of operations for Fiesta and The Reserve which were acquired on January 4, 2001 and January 30, 2001, respectively. The results of operations for Santa Fe Station are included from October 2, 2000, the date of its acquisition.

(2)
All earnings per share data has been adjusted retroactively to reflect the 3 for 2 stock split for which the record date was June 30, 2000 and the distribution date was July 17, 2000.

(3)
Other Data relating to the number of hotel rooms, the casino square footage and the number of slot machines represent end of period data.

(4)
Includes slot and video poker machines and other coin-operated devices.

(5)
Capital expenditures for the fiscal year ended March 31, 1997 included $211.1 million related to the development and construction of Station Casino Kansas City, $112.8 million related to the development and construction of Sunset Station and $99.6 million related to the development and construction of the Station Casino St. Charles expansion project. Capital expenditures for the fiscal year ended March 31, 1998 included $43.5 million related to the development and construction of Sunset Station and $31.9 million related to the development and construction of the Station Casino St. Charles expansion project. Capital expenditures for the Transition Period included $31.6 million for the Sunset Station master-planned expansion project and $39.2 million for the first phase of the Texas Station master-planned expansion project. Capital expenditures for the fiscal year ended December 31, 1999 included $30.3 million for the purchase of equipment previously under operating leases at Sunset Station and $16.2 million for the first phase of the expansion project at Texas Station. Capital expenditures for the three months ended March 31, 2000 included $1.6 million associated with the reconfiguration of the Station Casino St. Charles facility to a more efficient layout and $1.1 million associated with the expansion project at Texas Station. Capital expenditures for the fiscal year ended December 31, 2000 included $232.3 million for the purchase, renovation and retheming of the Santa Fe, $65.5 million associated with the expansion project at Texas Station, $8.8 million associated with the hotel room remodels at Palace Station and Boulder Station, $7.7 million for the expansion of the Sunset Station parking garage, and $3.3 million associated with the reconfiguration of the Station Casino St. Charles facility to a more efficient layout. Capital expenditures for the three months ended March 31, 2001, included $174.1 million related to the purchase and upgrades of the Fiesta, $74.3 million related to the purchase and upgrades of The Reserve, $13.4 million associated with the expansion project at Texas Station, $12.0 million associated with the expansion and remodeling at Santa Fe Station and $7.5 million for the installation of a new slot system at Texas Station, Sunset Station and Boulder Station.

(6)
"EBITDA, as adjusted" consists of operating income plus depreciation, amortization, preopening expenses, restructuring charges, Missouri/Nevada investigations and fines and impairment loss. We believe that in addition to cash flows and net income, EBITDA is a useful financial performance measurement for assessing our operating performance. Together with net income and cash flows, EBITDA provides investors with an additional basis to evaluate our ability to incur and service debt and incur capital expenditures. To evaluate EBITDA and the trends it depicts, the components should be considered. The impact of interest, taxes, depreciation, amortization, preopening expenses, restructuring charges, Missouri/Nevada investigations and fines and impairment loss, each of which can significantly affect our results of operations and liquidity and should be considered in evaluating our operating performance, cannot be determined from EBITDA. Further, EBITDA does not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles and does not necessarily indicate cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income, as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, it should be noted that not all gaming companies that report EBITDA or adjustment to such measures may calculate EBITDA or such adjustment in the same manner as we do, and therefore, our measure of EBITDA may not be comparable to similarly titled measures used by other gaming companies.

(7)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and a portion of operating lease rental expense deemed to be representative of the interest factor. For the fiscal year ended March 31, 1998, the Transition Period 1998 and the fiscal year ended December 31, 1999, earnings were inadequate to cover fixed charges by $16.9 million, $11.1 million and $47.6 million, respectively. The ratio of earnings to fixed charges includes the operations of our Missouri properties that were sold in December 2000.

(8)
As adjusted amounts reflect our issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom as of March 31, 2001.

RISK FACTORS

    You should carefully consider the following factors and the other information in this prospectus before making an investment in the New Notes.

Restrictions Upon Transfer of and Limited Trading Market for Old Notes

    We will issue New Notes in exchange for the Old Notes only after the exchange agent receives tender of your Old Notes. Therefore, you should allow sufficient time to ensure timely delivery of your Old Notes. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to your tender of the Old Notes for exchange. If you do not tender your Old Notes, or if you do tender your Old Notes and they are not accepted, your Old Notes will continue to be subject to the existing restrictions upon their transfer. Accordingly, after the completion of the exchange offer, you will only be able to offer for sale, sell or otherwise transfer untendered Old Notes as follows:

  •
  to us;

  •
  pursuant to a registration statement that has been declared effective under the Securities Act;

  •
  for so long as the Old Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person you reasonably believe is a qualified institutional buyer ("QIB") within the meaning of Rule 144A, that purchases for its own account or for the account of a QIB to whom notice is given that the transfer is being made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A;

  •
  pursuant to offers and sales that occur outside the United States to foreign persons in transactions complying with the provisions of Regulation S under the Securities Act;

  •
  to an "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act that is an institutional investor (an "Institutional Accredited Investor") purchasing for its own account or for the account of such an Institutional Accredited Investor, in each case in a minimum principal amount of the Old Notes of $250,000; or

  •
  pursuant to any other available exemption from the registration requirements of the Securities Act.

    To the extent that Old Notes are tendered and accepted in the exchange offer, the liquidity of the trading market for untendered Old Notes could be adversely affected. See "The Exchange Offer."

    In addition, any holder of the Old Notes who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer who receives New Notes for its own account in exchange for the Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

The Gaming Industry is a Highly Competitive Industry

    There is intense competition among companies in the gaming industry. We have numerous competitors, including land-based casinos, dockside casinos, riverboat casinos, casinos located on Indian reservations and other forms of legalized gaming. Many of our competitors have greater resources than we do. Certain states have recently legalized, and several other states are currently considering legalizing, casino gaming in designated areas. Legalized casino gaming in these states and on Indian reservations will increase competition and could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to our operations. Proposition 1A, a California ballot initiative passed by voters in California in March 2000, permits Indian tribes who enter into agreements with the State of California to conduct gaming activities including slot machines, banking and percentage card games (including 21), and lottery games. There are currently nearly 60 California Indian tribes that have entered into agreements with the State of California. We are not certain how gaming on California Indian reservations will affect us; however, because visitors from California make up Nevada's largest visitor market, increased competition from Indian gaming may cause a decline in our revenues and may have a negative impact on our business.

    Our casinos compete with other casinos and hotels in the Las Vegas area, including with each other and, to a lesser extent, with other legalized forms of gaming and gaming operations in other parts of the State of Nevada, on Indian reservations and in other parts of the United States and in other parts of the world.

    Our casino properties face more direct competition from 108 nonrestricted gaming locations with approximately 33,000 slot machines in the Las Vegas valley primarily targeted to the local and repeat visitor markets. Some of these competitors have completed expansion. In addition, existing competitors and new entrants into these markets are in the planning stages or under construction on other projects. Although we have competed strongly in these marketplaces, there can be no assurance that additional capacity will not have a negative impact on us.

    Our casino properties face competition from all casinos and hotels in the Las Vegas area, including to some degree, from each other. As of March 31, 2001, there were over 1,500 gaming locations with a total of over 140,000 slot machines in the Las Vegas area. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors, could also have a material adverse effect on the businesses of the casino properties. The additional capacity has had little, if any, impact on our casino properties' hotel occupancy and casino volume to date, although there can be no assurance our hotel occupancy or casino volume will not be adversely affected in the future.

Restrictions and Limitations Imposed by Debt Agreements

    Our ability to pay principal of, and interest on, the Notes, the existing senior subordinated notes, and our other obligations will depend on distributions from our operating subsidiaries. The operating and financial restrictions and covenants in our debt agreements, including the indenture governing the Notes (the "Indenture"), our revolving credit facility and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. See "Description of the Notes."

    Substantially all of our subsidiaries are, or are required to become, borrowers or guarantors under the revolving credit facility. The revolving credit facility restricts the payment of dividends by Palace Station to us and prohibits us from holding cash and cash equivalents in excess of the sum of (1) amounts necessary to make the next scheduled debt service payments and dividend payments, (2) amounts necessary to fund casino bankroll in the ordinary course of business and (3) $2.0 million. The revolving credit facility requires that the borrowers under the revolving credit facility satisfy certain financial and other covenants including:

  •
  a maximum funded debt to adjusted EBITDA ratio for the borrowers combined under the revolving credit facility of 2.25 to 1.00 for each fiscal quarter;

  •
  a minimum fixed charge coverage ratio for the preceding four quarters for the borrowers combined of 1.50 to 1.00; and

  •
  limitations on indebtedness.

    The revolving credit facility also contains a maximum funded debt to adjusted EBITDA ratio for SCI on a consolidated basis. Our ability to incur borrowings under the revolving credit facility will depend, among other things, upon meeting that ratio. The maximum permitted funded debt to adjusted EBITDA ratio permitted under our revolving credit facility is 5.25 to 1.00 through September 30, 2001. The maximum permitted funded debt to adjusted EBITDA ratio will reduce to 5.00 to 1.00 on December 31, 2001 through June 30, 2002, to 4.75 to 1.00 on September 30, 2002 through June 30, 2003 and to 4.50 to 1.00 thereafter. After giving pro forma effect to this offering and the acquisitons of Santa Fe Station, Fiesta and The Reserve, our funded debt to adjusted EBITDA ratio and the funded debt to adjusted EBITDA ratio and fixed charge coverage ratio for our borrowers as of March 31, 2001, were 4.88 to 1.00, 0.37 to 1.00 and 1.81 to 1.00, respectively.

    The revolving credit facility contains numerous other restrictions and covenants. A breach of any of these restrictions or covenants could cause a default under other outstanding debt and the Notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments, including payments on the Notes.

    The Indenture governing the Notes and the indentures governing the existing senior subordinated notes contain numerous financial and operating covenants. For example, the Indenture and the existing indentures limit our and certain of our subsidiaries' ability to incur additional indebtedness, unless, after giving effect thereto, a minimum 2.00 to 1.00 pro forma consolidated coverage ratio, calculated for the four most recent consecutive fiscal quarters, has been met. Under the Indenture and the existing indentures, we and certain of our subsidiaries will also be permitted to incur (1) additional indebtedness under the revolving credit facility without regard to such limitations in an amount equal to the greater of $200.0 million or 1.50 times operating cash flow (as defined in "Description of the Notes") calculated cumulatively for the four most recent consecutive fiscal quarters, (2) additional indebtedness that refinances previously permitted indebtedness and (3) certain other indebtedness. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. Under the Indenture and the existing indentures, we and our restricted subsidiaries will be permitted to incur an unlimited amount of indebtedness on a non-recourse basis to finance the acquisition or lease of furniture, fixtures and equipment used in connection with our gaming facilities.

    As of March 31, 2001, after giving pro forma effect to the acquisitions of Fiesta and The Reserve, the issuance of the Notes and the application of the proceeds, our consolidated coverage ratio would have been 2.26 to 1.00. Accordingly, after giving effect to the issuance of the Notes and the application of the proceeds thereof, we would have had the ability to borrow an additional $154.7 million of incremental indebtedness pursuant to the consolidated coverage ratio test under the Indenture and the existing indentures and $295.6 million under our revolving credit facility.

    Our ability to meet our debt service and capital expenditure requirements and comply with our covenants will depend upon the future performance of our operations. Our future performance is subject to financial, economic, competitive, regulatory and other factors affecting us and our subsidiaries, many of which are beyond our control. While we expect that our operating cash flow will be sufficient to comply with our covenants and cover our expenses, including interest costs, dividends and capital expenditures, we cannot be sure that this will be the case. If we are unable to generate sufficient cash flow, we could be required to adopt one or more alternatives, such as obtaining additional equity capital, reducing or delaying planned expansions or capital expenditures, selling or leasing assets or restructuring debt. We cannot be sure that any of these alternatives could be effected on satisfactory terms, and any resort to alternative sources of funds could impair our competitive position and reduce our future cash flow.

Although These Notes are Referred to as "Senior Notes," They Will be Effectively Subordinated to our Secured Indebtedness and the Indebtedness of our Subsidiaries

    The Notes are unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral securing any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Notes. In addition, our subsidiaries will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent we may also have a claim as a creditor. Assuming we had completed this offering on March 31, 2001, these Notes would have been effectively junior to approximately $5.8 million of our senior secured indebtedness and approximately $140.0 million of liabilities of our subsidiaries. The Indenture will permit us and our subsidiaries to incur additional secured and unsecured indebtedness, including additional borrowings under our revolving credit facility.

Inability to Repurchase Notes Upon Change of Control

    We are required to offer to repurchase all of the notes outstanding under the indentures governing our 10 1/8% Senior Subordinated Notes due 2006, our 9 3/4% Senior Subordinated Notes due 2007, our 8 7/8% Senior Subordinated Notes due 2008, our 9 7/8% Senior Subordinated Notes due 2010 and our 8 3/8% Senior Notes due if:

(1)
we experience a change of control; and

(2)
if the notes under the applicable indenture are not then rated as investment grade, the ratings of those notes are downgraded by either Standard & Poor's Corporation or Moody's Investors Service, Inc. by one or more graduations on or prior to 90 days after the change of control.

    As of March 31, 2001, there was outstanding $98.0 million in aggregate principal amount of the 10 1/8% Senior Subordinated Notes due 2006, $150.0 million in principal amount of the 9 3/4% Senior Subordinated Notes due 2007, $199.9 million in aggregate principal amount of the 8 7/8% Senior Subordinated Notes due 2008, $375.0 million in principal amount of the 9 7/8% Senior Subordinated Notes due 2010 and $300.0 million in aggregate principal amount of the 8 3/8% Senior Notes due 2008. The repurchase price for the notes would be 101% of the principal amount thereof, plus any accrued and unpaid interest. We cannot assure you that we would have the funds necessary to repurchase the notes. Our failure to repurchase any notes tendered would be a default under the indenture.

    In addition, it is an event of default under the revolving credit facility if we are required to make an offer to purchase any of the subordinated notes from the holders thereof. Therefore, for us to repurchase our subordinated notes as a result of a change of control event, we must either obtain the consent of the banks under the revolving credit facility or repay the revolving credit facility in full. Even if such a consent were obtained or the debt is refinanced, we cannot assure you that we would have the funds necessary to purchase the notes. Furthermore, certain change of control events will require us to offer to repurchase the Notes. We cannot assure you we would have the funds necessary to make such a repurchase. The failure to make such a repurchase offer would result in an event of default and could cause events of default under certain of our other indebtedness.

We May Be Required to Fund a Portion of the Construction Cost for the Green Valley Ranch Project If Adequate Funding Cannot Be Obtained

    A 50/50 joint venture between us and GCR Gaming, LLC has commenced construction of a new resort/casino in Henderson, Nevada. Construction is expected to be completed in the fourth quarter of

2001. The estimated construction cost of this project is approximately $300 million. The project is expected to be funded with total equity contributions from the partners of approximately $100 million and third party financing for the remainder. If third party financing cannot be obtained or is insufficient to fund the construction costs, we and GCR Gaming, LLC would be obligated to contribute amounts necessary to finance the construction and opening of the project. The joint venture has received commitments from a group of banks for a $165.0 million reducing revolving credit facility, subject to customary closing and funding conditions. We expect that we will be required to enter into a completion guarantee and a make-well agreement in connection with the Green Valley Ranch financing. In addition, the joint venture anticipates obtaining approximately $35 million of equipment lease financing from a group of lenders. If third party financing cannot be obtained or is insufficient to fund the construction costs SCI and GCR Gaming, LLC would be obligated to contribute amounts necessary to finance the construction and opening of the project.

Construction Risks

    We have commenced construction of Green Valley Ranch. The construction of Green Valley Ranch is expected to be completed in the fourth quarter of 2001. We evaluate expansion opportunities as they become available, and we may in the future develop projects in addition to the projects described in this prospectus.

    Construction projects, such as the construction of Green Valley Ranch, entail significant risks, including:

  •
  shortages of materials or skilled labor;

  •
  unforeseen engineering, environmental or geological problems;

  •
  work stoppages;

  •
  weather interference;

  •
  floods; and

  •
  unanticipated cost increases.

    The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. The existing construction plans for the Green Valley Ranch project may change, and the scope of the project may vary significantly from what is currently anticipated. Although we have entered into certain firm contracts for construction of the Green Valley Ranch project, we cannot be sure that we will not exceed the budgeted costs of this project or that the project will commence operations within the contemplated time frame, if at all. Budget overruns and delays with respect to expansion and development projects could have a material adverse impact on our results of operations.

We May Experience Difficulty Integrating Operations of Our Acquired Companies and Managing Our Overall Growth

    We may not be able to manage the combined operations of Station Casinos, Inc. and Santa Fe Station, Fiesta, The Reserve and future acquired companies or properties effectively or realize any of the anticipated benefits of the acquisitions, including streamlining operations or gaining efficiencies from the elimination of duplicative functions. The integration of Santa Fe Station, Fiesta, The Reserve and other companies or assets will require continued dedication of management resources and may temporarily detract attention from our day-to-day business.

    In addition, because we plan to continue to pursue expansion and acquisition opportunities, we face significant challenges not only in managing and integrating the operations of Santa Fe Station, Fiesta and The Reserve, but also in managing our expansion projects and any other gaming operations we may acquire in the future. Management of these new projects will require increased managerial resources, and we intend to continue our efforts to enhance our gaming management team. However, there can be no assurances that we will succeed in doing so. Failure to manage our growth effectively could have a material adverse effect on our operating results.

Dependence on Key Markets

    Our operating strategy emphasizes attracting and retaining customers from the local and repeat visitor market. All of our casino properties are dependent upon attracting Las Vegas residents. We cannot be sure that we will be able to continue to attract a sufficient number of guests, gaming customers and other visitors in Nevada to make our operations profitable.

Other Acquisition and Development Opportunities

    We regularly evaluate and pursue new gaming acquisition and development opportunities in existing and emerging jurisdictions. These opportunities have in the past, and may in the future, take the form of joint ventures. To the extent that we decide to pursue any new gaming acquisition or development opportunities, our ability to benefit from such investments will depend upon a number of factors, including:

  •
  our ability to identify and acquire attractive acquisition opportunities and development sites;

  •
  our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions, are limited in number;

  •
  certain political factors;

  •
  the availability of adequate financing on acceptable terms (including waivers of restrictions existing credit arrangements); and

  •
  our ability to identify and develop satisfactory relationships with joint venture partners.

    Most of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investment in any new gaming development opportunities or acquired facilities, or successfully expand to additional locations.

    We have invested, and will likely continue to invest, in real property in connection with the pursuit of expansion opportunities. At March 31, 2001, we owned land that cost $108.4 million and is available for potential gaming projects in the Las Vegas Valley. Currently, we have leased, purchased or have options to purchase 256 acres of land for development of five additional gaming sites in the Las Vegas Valley. On April 19, 2000, we announced that we had leased, with an option to purchase, a 34-acre parcel in North Las Vegas near the intersection of Martin Luther King, Jr. Drive and Craig Road. After evaluating all options with respect to a 34-acre parcel near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas, Nevada, we do not intend to develop a casino on the site and will record a $4.0 million impairment loss in 2001. In addition, we are actually marketing a 29-acre parcel at the intersection of Smoke Ranch Road and Rancho Road in North Las Vegas for sale as a non-gaming site, as well as other non-strategic parcels around the Las Vegas valley.

    These investments are subject to the risks generally incident to the ownership of real property, including:

  •
  changes in economic conditions;

  •
  environmental risks;

  •
  governmental rules and fiscal policies; and

  •
  other circumstances over which we may have little or no control.

    The development of such properties is also subject to restrictions under our revolving credit facility. We cannot be sure that we will be able to recover our investment in any such properties or be able to prevent incurring investment losses.

Gaming and Liquor Regulation

    The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The State of Nevada and the local authorities require us to hold various licenses, findings of suitability, registrations, permits and approvals. The Nevada Gaming Commission may, among other things, limit, condition, suspend or revoke a license or approval to own the stock of any of our Nevada subsidiaries for any cause deemed reasonable by such licensing authority. We are also responsible for the acts and conduct of our employees on the premises. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. The suspension or revocation of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business.

    To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming activities. Gaming licenses and related approvals are deemed to be privileges under Nevada law, and we cannot be sure that any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future will be given or that existing ones will not be revoked. Any expansion of our gaming operations in Nevada or into new jurisdictions will require various licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

    Gaming authorities have the authority generally to require that any beneficial owner of our securities, including the Notes, file an application and be investigated for a finding of suitability. If a record or beneficial owner of a note is required by any gaming authority to be found suitable, such owner will be required to apply for a finding of suitability within 30 days after request of such gaming authority or within such earlier time prescribed by such gaming authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability. If a record or beneficial owner is required to be found suitable and is not found suitable, we may be required pursuant to the terms of the Notes or law to dispose of the Notes. See "Description of the Notes—Mandatory Disposition Pursuant to Gaming Laws."

Liquid Trading Market for the Notes May Not Develop

    There has not been an established trading market for the New Notes. Although each initial purchaser has informed us that it currently intends to make a market in the Notes, they have no obligation to do so and may discontinue making a market at any time without notice.

    The liquidity of any market for the Notes will depend upon the number of holders of the Notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the Notes and other factors. A liquid trading market may not develop for the Notes.

USE OF PROCEEDS

    We will not receive any proceeds in connection with the exchange offer. In consideration for issuing the New Notes in exchange for the Old Notes as described in this prospectus, we will receive, retire and cancel the Old Notes. The net proceeds from the sale of the Old Notes, after deducting discounts, commissions and offering expenses were approximately $99.8 million. We used all of the net proceeds from the sale of the Old Notes to redeem $98.0 in principal amount of the 10 1/8% Senior Subordinated Notes due 2006 on June 13, 2001.

CAPITALIZATION

    The following table sets forth our consolidated capitalization as of March 31, 2001, and as adjusted to give effect to this offering and the use of net proceeds as if they had occurred on March 31, 2001. See "Use of Proceeds." This table should be read in conjunction with the more detailed information incorporated by reference in this prospectus.

	As of March 31, 2001
	Actual	As Adjusted
	(dollars in thousands)

Cash and cash equivalents	$64,348	$62,851

Current portion of long-term debt	$302	$302

Long-term debt:
Amended and restated reducing revolving credit facility(1)	$5,200	$5,200
The Notes offered hereby	—	100,000
8 3/8% Senior Notes due 2008	300,000	300,000
10 1/8% Senior Subordinated Notes due 2006(2)	97,627	—
9 3/4% Senior Subordinated Notes due 2007(2)	145,902	145,902
8 7/8% Senior Subordinated Notes due 2008	199,900	199,900
9 7/8% Senior Subordinated Notes due 2010(2)	373,590	373,590
Other long-term debt, less current portion	3,437	3,437

Total long-term debt, less current portion	1,125,656	1,128,029
Total stockholders' equity(3)	249,549	245,539

Total capitalization	$1,375,205	$1,373,568

(1)
The revolving bank facility provides for borrowings up to an aggregate of $300.8 million available to certain of our subsidiaries, which borrowings are guaranteed by us. The availability is subject to compliance with the indebtedness covenants contained in the indenture and our other existing indentures and by certain ratios under the revolving bank facility.

(2)
Actual amounts shown are net of original issue discounts in the aggregate amount of $5.9 million. As adjusted amounts shown are net of original issue discounts in the aggregate amount of $5.5 million.

(3)
As adjusted amount reflects the extraordinary charges related to the redemption of the 10 1/8% Senior Subordinated Notes due 2006.

DESCRIPTION OF THE NOTES

    The Old Notes were issued and the New Notes will be issued under the Indenture, dated as of February 13, 2001 (the "Indenture"), between SCI, as issuer, and United States Trust Company of New York, as trustee (the "Trustee"). The form and terms of the New Notes will be substantially identical to those of the Old Notes except that the New Notes will have been registered under the Securities Act and hence not subject to certain restrictions, registration rights and related liquidated damages applicable to the Old Notes. The Old Notes and the New Notes are referred to collectively as the "Notes." The following summary includes a description of all material provisions of the Indenture. The summary of the Indenture and of the related documents hereunder, however, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture and related documents, including the definitions contained therein of certain terms and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. Capitalized terms used herein and not otherwise defined in this prospectus have the meanings ascribed to them in the Indenture. In this section entitled "Description of the Notes," all references to the "Company" refer to SCI and not to any subsidiaries of SCI.

General

    The New Notes will be issued in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The $100.0 million of New Notes offered hereby will be unsecured general obligations of the Company and are the same series of Notes as the $300.0 million aggregate principal amount of Notes issued on February 13, 2001 pursuant to the same Indenture. The Company will be permitted to issue additional notes from time to time under the Indenture; provided that the aggregate principal amount of notes that are issued under the Indenture may not exceed $500.0 million. Any offering of additional notes will be subject to the covenant described under the caption "Certain Covenants—Limitation on Indebtedness." All Notes issued under the Indenture, including any additional notes subsequently issued under the Indenture, will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The New Notes and any additional notes will mature on February 15, 2008. As of the date of the Indenture and the date of the issuance of the New Notes offered hereby, all of the Company's Subsidiaries were and will be Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate certain current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture. The Company anticipates that Green Valley Ranch Gaming, LLC will be designated as an Unrestricted Subsidiary prior to the time that it incurred debt pursuant to its credit facilities or equipment financing facilities.

Interest on the New Notes

    The New Notes will pay interest semiannually at a rate of 8 3/8% per annum from the date of original issuance of the Old Notes until maturity.

    Interest on the New Notes will accrue from the most recent interest payment date to which interest has been paid, or if no interest has been paid, from the date of original issuance of the Old Notes. Interest on the New Notes will be payable on February 15 and August 15 of each year, commencing August 15, 2001 to the person in whose name the New Note is registered (a "Noteholder") at the close of business on the preceding August 1 or February 1, as the case may be.

    Principal of and interest on the New Notes are payable at the offices of the Paying Agent for the New Notes, located at the principal corporate offices of the Trustee, provided that the payment of interest may be made at the Company's option by check mailed to a Noteholder's registered address.

The New Notes are transferable at the offices of the Registrar for the New Notes, located at the principal corporate offices of the Trustee.

Certain Definitions

    Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

    "Affiliate" of any specified person means any other person

  (1)
  which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person,

  (2)
  which directly or indirectly through one or more intermediaries beneficially owns or holds 10% or more of any class of the Voting Stock of such specified person (or a 10% or greater equity interest in such person which is not a corporation) or

  (3)
  of which 10% or more of any class of the Voting Stock (or, in the case of a person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held directly or indirectly through one or more intermediaries by such person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

    "Amortization Expense" means, for any period, amounts recognized during such period as amortization of all goodwill and other assets classified as intangible assets in accordance with GAAP.

    "Average Life" means, as of the date of determination, with reference to any Indebtedness, the quotient obtained by dividing

  (1)
  the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such principal payment by

  (2)
  the sum of all such principal payments.

    "Bank Facility" means the Third Amended and Restated Reducing Loan Agreement dated as of August 25, 1999, by and among PSHC, BSI, TSI, SSI, Kansas City Station Corporation, St. Charles Riverfront Station, Inc., the Lenders party thereto and Bank of Scotland, as co-agents, Societe Generale, as documentation agent, Bank of America N.A., as administrative agent and certain lenders named therein, as amended, modified or refinanced from time to time, provided that the managing agent for the lenders under such refinancing is a banking institution with over $500 million in assets and subject to supervision and examination by federal or state banking authorities.

    "BSI" means Boulder Station, Inc.

    "Capital Lease Obligations" of a person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

    "Capital Stock" means, with respect to any person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents (including partnerships or partnership interests) or ownership interests (however designated) of such person, including each class of common stock and preferred stock of such person, but excluding convertible Indebtedness.

    "Change of Control" means an event or series of events by which

  (1)
  the Company sells, conveys, transfers or leases, directly or indirectly, all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries to any person, corporation, entity or group,

  (2)
  any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act) (other than the Existing Equity Holders) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly of securities representing 40% or more of the combined voting power of the Company's Voting Stock and at such time as the Existing Equity Holders together shall fail to beneficially own, directly or indirectly, securities representing at least the same percentage of the combined voting power of the Company's Voting Stock as is "beneficially owned" by such "person,"

  (3)
  the Company consolidates with or merges into another corporation, or any corporation consolidates with or merges into the Company, in either event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transactions between the Company and its wholly-owned Restricted Subsidiaries, with the effect that any "person" (other than the Existing Equity Holders) becomes the "beneficial owner," directly or indirectly, of securities representing 40% or more of the combined voting power of the Company's Voting Stock and at such time as the Existing Equity Holders together shall fail to beneficially own, directly or indirectly, securities representing at least the same percentage of the combined voting power of the Company's Voting Stock as is "beneficially owned" by such "person,"

  (4)
  during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new or replacement directors whose election by the Company's Board of Directors, or whose nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

    The meaning of the term "all or substantially all of its properties and assets" is not determinable with absolute certainty. Such term is likely to be interpreted by reference to applicable state law in effect at the relevant time and the interpretation will be dependent upon the facts and circumstances existing at that time. It is therefore possible that Noteholders and the Company (or different holders) will disagree as to whether or not a Change of Control or Change of Control Triggering Event has occurred.

    "Change of Control Triggering Event" is defined as the occurrence of both

  (1)
  a Change of Control and

  (2)
  a Rating Decline.

    "Completion Guarantee and Keep-Well Agreement" means

  (1)
  the guarantee by the Company or a Restricted Subsidiary of the completion of the development, construction and opening of a new gaming facility by an Affiliate of the Company,

  (2)
  the agreement by the Company or a Restricted Subsidiary to advance funds, property or services on behalf of an Affiliate of the Company in order to maintain the financial condition of such Affiliate in connection with the development, construction and opening of a new gaming facility by such Affiliate and

  (3)
  performance bonds incurred in the ordinary course of business;

provided that, in the case of clauses (1) and (2) above, such guarantee or agreement is entered into in connection with obtaining financing for such gaming facility or is required by a Gaming Authority.

    "Consolidated Coverage Ratio" means, for any period, for any person, the ratio of the aggregate amount of Operating Cash Flow of such person for such period to the aggregate amount of Consolidated Interest Expense of such person for such period.

    "Consolidated Interest Expense" means, for any period, the total interest expense of a person and its consolidated Restricted Subsidiaries, including

  (1)
  interest expense attributable to Capital Lease Obligations,

  (2)
  amortization of debt discount,

  (3)
  capitalized interest,

  (4)
  cash and noncash interest payments,

  (5)
  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

  (6)
  net costs under Interest Rate Protection Agreements (including amortization of discount) and

  (7)
  interest expense in respect of obligations of other persons deemed to be Indebtedness of the Company or its Restricted Subsidiaries under clause (5) or (6) of the definition of Indebtedness.

    "Consolidated Net Income" means, for any period, the net income of a person and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

  (1)
  any net income (loss) of any person if such person is not a Restricted Subsidiary, except that

  (A)
  the Company's equity in the net income of any such person (including, without limitation, an Unrestricted Subsidiary) for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

  (B)
  the Company's equity in the net loss of any such person for such period shall be included in determining such Consolidated Net Income (subject, with respect to the net loss of an Unrestricted Subsidiary, to clause (6) below);

  (2)
  any net income (loss) of any person acquired by the Company or a Restricted Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

  (3)
  any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that

  (A)
  the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash which could have been distributed by such Restricted Subsidiary during such period to the

      Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause) unless at the time of computation no cash would be permitted to be distributed and

    (B)
    the Company's equity in the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (4)
  any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any person;

  (5)
  the cumulative effect of a change in accounting principles;

  (6)
  the net loss of any Unrestricted Subsidiary; and

  (7)
  extraordinary or nonrecurring gains or losses.

    "Consolidated Net Worth" of any person means the total of the amounts shown on the balance sheet of such person and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of any date selected by the Company not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as

  (1)
  the par or stated value of all outstanding Capital Stock plus

  (2)
  paid-in capital or capital surplus relating to such Capital Stock plus

  (3)
  any retained earnings or earned surplus, less

  (A)
  any accumulated deficit,

  (B)
  any amounts attributable to Redeemable Stock and

  (C)
  any amounts attributable to Exchangeable Stock.

    "Exchangeable Stock" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than into Capital Stock of such corporation that is neither Exchangeable Stock or Redeemable Stock).

    "Existing Equity Holders" means Frank J. Fertitta III, Blake L. Sartini, Delise F. Sartini, Lorenzo J. Fertitta, Glenn C. Christenson, Scott M Nielson and the Former Equity Holder and their executors, administrators or the legal representatives of their estates, their heirs, distributees and beneficiaries, any trust as to which any of the foregoing is a settlor or co-settlor and any corporation, partnership or other entity which is an Affiliate of any of the foregoing. Existing Equity Holders shall also mean any lineal descendants of such persons, but only to the extent that the beneficial ownership of the Voting Stock held by such lineal descendants was directly received (by gift, trust or sale) from any such person.

    "Existing Senior Subordinated Notes" means the $198,000,000 10 1/8% Senior Subordinated Notes of the Company due 2006, the $150,000,000 9 3/4% Senior Subordinated Notes of the Company due 2007, the $199,900,000 8 7/8% Senior Subordinated Notes of the Company due 2008 and the $375,000,000 9 7/8% Senior Subordinated Notes of the Company due 2010.

    "FF&E Financing" means Indebtedness which is non-recourse to the borrower, the proceeds of which will be used to finance the acquisition or lease by the Company or its Restricted Subsidiaries of furniture, fixtures or equipment ("FF&E") used in the operation of its business and secured by a Lien on such FF&E.

    "Former Equity Holder" means Frank J. Fertitta, Jr.

    "Funded Indebtedness" means all indebtedness of the Company that (i) matures by its terms, or is renewable at the option of the Company more than one year after the original date of issuance of such Indebtedness and (ii) ranks at least equal in right of payment with the Notes.

    "GAAP" means generally accepted accounting principles as in effect in the United States on the date that the Notes are issued.

    "Gaming Authority" means the Nevada Gaming Commission, the Nevada Gaming Control Board or any agency of any state, county, city or other political subdivision which has, or may at any time after the date of the Indenture have, jurisdiction over all or any portion of the gaming activities of the Company or any of its Subsidiaries or any successor to such authority.

    "Gaming License" of any person means every license, franchise or other authorization on the date of the Indenture or thereafter required to own, lease, operate or otherwise conduct the gaming operations of such person, including, without limitation, all such licenses granted under the Nevada Gaming Control Act as from time to time amended, or any successor provision at law, the regulations of the Gaming Authorities and other applicable laws.

    "Governmental Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof.

    "Indebtedness" of any person means, without duplication,

  (1)
  the principal of and premium (if any) in respect of

  (A)
  indebtedness of such person for money borrowed and

  (B)
  indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

  (2)
  all Capital Lease Obligations of such person;

  (3)
  all obligations of such person issued or assumed as the deferred purchase price of property, assets or services, all conditional sale obligations and all obligations under any title retention agreement (but excluding operating leases and trade accounts payable arising in the ordinary course of business);

  (4)
  all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

  (5)
  all obligations of the type referred to in clauses (1) through (4) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and

  (6)
  all obligations of the type referred to in clauses (1) through (5) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured.

    "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

    "Investment Grade" designates a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Company shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interest, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more Subsidiaries.

    "Legal Requirements" means, with respect to any project, all laws, statutes and ordinances (including building codes and zoning and environmental laws, regulations and ordinances), and all rules, orders, rulings, regulations, directives and requirements of all Governmental Authorities, which are now or which may hereafter be in existence, and which are applicable to the Company or any Affiliate thereof in connection with the construction or development of any project or the operation of its business, or any part thereof, including, without limitation, the Nevada Gaming Control Act, as modified by any variances, special use permits, waivers, exceptions or other exemptions which may from time to time be applicable to the Company or any Affiliate thereof.

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including any agreement to give any security interest). For the purposes of the Indenture, a person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement (other than operating leases) relating to such asset.

    "Moody's" means Moody's Investors Service, Inc. and its successors.

    "Net Proceeds" means, with respect to any issuance, sale or contribution in respect of Capital Stock, the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt) of property other than cash, received by the Company, net of attorneys' fees, accountants' fees, underwriters' fees, placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof; provided, however, that if such fair market value as determined by the Board of Directors of property other than cash is greater than $15 million, the determination of fair market value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal of similar types of transactions.

    "Operating Cash Flow" means, for any period, for any person, the aggregate amount of Consolidated Net Income of such person before Consolidated Interest Expense, income taxes, depreciation expense, Amortization Expense and any noncash amortization of debt issuance cost. Notwithstanding the foregoing, the Consolidated Interest Expense, income taxes, depreciation expense, Amortization Expense and any noncash amortization of debt issuance cost of a subsidiary of a person shall be added to Consolidated Net Income to compute Operating Cash Flow in the same proportion that the net income of such subsidiary was included in calculating the Consolidated Net Income of such person.

    "Permitted Refinancing Indebtedness" means Indebtedness of the Company or a Restricted Subsidiary

  (1)
  issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used to substantially concurrently repay, redeem, refund, refinance, discharge or otherwise retire for value, in whole or in part (collectively, "repay"), or

  (2)
  constituting an amendment, modification or supplement to, or a deferral or renewal of (collectively, an "amendment"), any Indebtedness of the Company or a Restricted Subsidiary (and any premiums, penalties, fees and expenses actually incurred by the Company or such Restricted Subsidiary in connection with the repayment or amendment thereof) existing immediately after the original issuance of the Notes or incurred pursuant to clauses (3), (6), (7) and (8) (subject to proviso (c) below) of the Indenture covenant described under "Limitation on Indebtedness," in a principal amount (or, if such Permitted Refinancing Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon the acceleration thereof, with an original issue price) not in excess of
    (a)
    the principal amount of the Indebtedness so refinanced (or, if such Permitted Refinancing Indebtedness refinances Indebtedness under an agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such agreement) plus
    (b)
    unpaid accrued interest on such Indebtedness plus
    (c)
    premiums, penalties, fees and expenses actually incurred by the Company or such Restricted Subsidiary, as the case may be, in connection with the repayment or amendment thereof; provided that
    (I)
    Permitted Refinancing Indebtedness of the Company that repays or constitutes an amendment to Subordinated Indebtedness shall not have an Average Life less than the Indebtedness to be so refinanced at the time of such incurrence, and shall contain subordination and default provisions no less favorable in any material respect to the Noteholders than those contained in such repaid or amended Indebtedness,
    (II)
    notwithstanding the foregoing, any Permitted Refinancing Indebtedness incurred to repay all of the Notes then outstanding shall not be limited in principal amount or otherwise if the Company, contemporaneously with such issuance, irrevocably deposits with the Trustee or Paying Agent an amount of the proceeds of such Permitted Refinancing indebtedness sufficient to redeem or repay each installment of the outstanding principal amount of the Notes on, and all interest accrued to, the date fixed for such repayment, together with irrevocable instructions to redeem and repay the Notes on the stated redemption date and
    (III)
    to the extent that Permitted Refinancing Indebtedness includes Indebtedness incurred in connection with the refinancing of the Bank Facility (whether or not such Indebtedness is existing on or after the date of the Indenture) and the managing agent for the lenders under such refinancing Indebtedness is a person other than a banking institution with over $500 million in assets and subject to supervision and examination by federal or state banking authorities, the provisions of clause (8) of the covenant described under "Limitation on Indebtedness" shall terminate and be of no further force and effect with respect to such refinancing Indebtedness.

    "Project Cost" means, with respect to any Resort Property, the aggregate costs required to complete a construction project on such Resort Property or an addition or improvement to such Resort Property in accordance with the plans therefor and applicable legal requirements, as set forth in an Officer's Certificate submitted to the Trustee, setting forth in reasonable detail all amounts theretofore expended and any anticipated costs and expenses estimated to be incurred and reserves to be established in connection with the construction and development of such future addition or improvement, including direct costs related thereto such as construction management, architectural, engineering and interior design fees, site work, utility installations and hook up fees, construction permits, certificates and bonds, land acquisition costs and the cost of furniture, fixtures, furnishings, machinery and equipment, but excluding the following: principal or interest payments on any Indebtedness (other than interest which is required to be capitalized in accordance with generally accepted accounting principles, which shall be included in determining Project Cost), or costs related to the operation of the Resort Property including, but not limited to, non-construction supplies and pre-operating payroll.

    "PSHC" means Palace Station Hotel & Casino, Inc.

    "Qualified Guarantee" means a guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of any entity provided that

  (1)
  unless such Indebtedness was incurred by a Native American tribe or any agency or instrumentality thereof, the Company and its Restricted Subsidiaries own in the aggregate at least 35% but no more than 50% of the outstanding Voting Stock of such entity at the time of the incurrence, creation or assumption of the guarantee,
  (2)
  the primary purpose for which such Indebtedness was incurred was to finance the development, construction or acquisition of a gaming facility,
  (3)
  the pro forma Consolidated Coverage Ratio of the Company, calculated cumulatively for the four most recent consecutive fiscal quarters of the Company prior to the date of the guarantee as if the guarantee were required to have been satisfied on the first day of such period, would have been greater than 2.5 to 1.00,
  (4)
  none of the Existing Equity Holders, other than Glenn C. Christenson or Scott M Nielson if such person is no longer employed by the Company in any capacity, or any of their Related Persons, other than the Company and its Restricted Subsidiaries, is a direct or indirect obligor, contingently or otherwise, of such Indebtedness or a direct or indirect holder of any Capital Stock of such entity, other than through their respective ownership interests in the Company,
  (5)
  at the time of the incurrence, creation or assumption of the guarantee, the rating of the Notes by each Rating Agency is at least equal to the rating of the Notes on the date of the Indenture and
  (6)
  if such Indebtedness is incurred by a Native American tribe or any agency or instrumentality thereof, including any tribal authority, for so long as such guarantee is outstanding such tribe and the Company or one of its Restricted Subsidiaries will have in effect a written agreement which has been approved by all required Governmental Authorities pursuant to which the Company or one of its Restricted Subsidiaries will manage such tribe's gaming activities at the facility or facilities with respect to which the Indebtedness was incurred to develop, construct or acquire in exchange for customary fees and reimbursements.

    "Qualified Non-Recourse Debt" means Indebtedness

  (1)
  as to which neither the Company nor any of its Restricted Subsidiaries
  (A)
  provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
  (B)
  is directly or indirectly liable (as a guarantor or otherwise), or
  (C)
  constitutes the lender; and
  (2)
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries, other than by a pledge by the Company or a Restricted Subsidiary of the stock of an Unrestricted Subsidiary;

provided, however, that the Company or any of its Restricted Subsidiaries may

    (A)
    execute a Completion Guarantee and Keep-Well Agreement for an Unrestricted Subsidiary whose sole purpose is to develop, construct and operate a new gaming facility or
    (B)
    make a loan to an Unrestricted Subsidiary if such loan is permitted under the covenant entitled "Limitation on Restricted Payments and Restricted Investments" at the time of the incurrence of such loan, and such actions referred to in the foregoing clauses (x) and (y) shall not constitute Indebtedness which is not Qualified Non-Recourse Debt.

    "Rating Agencies" means

  (1)
  S&P and
  (2)
  Moody's or
  (3)
  if S&P or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

    "Rating Category" means

  (1)
  with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); and
  (2)
  with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and
  (3)
  the equivalent of any such category of S&P or Moody's used by another Rating Agency.

In determining whether the rating of the Notes has decreased by one or more gradation, gradations within Rating Categories (+ and—for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

    "Rating Date" means the date which is 90 days prior to the earlier of

  (1)
  a Change of Control or
  (2)
  public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.

    "Rating Decline" shall be deemed to occur if, within 90 days of public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies):

  (1)
  in the event the Notes are rated by either Rating Agency on the Rating Date as Investment Grade the rating of the Notes by both Rating Agencies shall be below Investment Grade, or
  (2)
  in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

    "Redeemable Stock" means any Capital Stock that by its terms or otherwise (other than in consideration of Capital Stock that is not Redeemable Stock), is, or upon the happening of an event would be, required to be redeemed or repurchased pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the first anniversary of the stated maturity of the Notes.

    "Related Person" of any person means

  (1)
  (A)   if such person is a corporation, any person who is a director, officer or employee (x) of such person, (y) of any subsidiary of such person or (z) of any Affiliate of such person or
  (B)
  if such person is an individual, any immediate family member or lineal descendent of such person or spouse of such immediate family member or of such lineal descendant, or
  (2)
  any Affiliate of any person included in clause (1) and any person who is a director, officer or employee of such Affiliate.

    "Required Rating" means ratings on the Notes of at least BBB- by S&P and Baa3 by Moody's.

    "Resort Property" means any property owned or any Restricted Subsidiary that has on it, or upon completion of construction will have on it, a casino (including a riverboat casino), casino-hotel, destination resort or theme park.

    "Restricted Subsidiary" of a person means any subsidiary of the referent person that is not an Unrestricted Subsidiary.

    "S&P" means Standard & Poor's Corporation and its successors.

    "SGSI" means Southwest Gaming Services, Inc.

    "SSI" means Sunset Station, Inc.

    "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter incurred) which is subordinate or junior in right of payment to the Notes.

    "subsidiary" of a person means any corporation, association, partnership, limited liability company or other business entity of which 50% or more of the Voting Stock is at the time of determination owned or controlled, directly or indirectly, by such person or by one or more of the other subsidiaries of that person (or a combination thereof); provided that with respect to any such corporation, association, partnership, limited liability company or other business entity of which no more than 50% of the total Voting Stock is so owned or controlled, then such corporation, association, partnership, limited liability company or other business entity shall not be deemed to be a subsidiary of such person unless such person has the power to direct the policies or management of such corporation, association, partnership, limited liability company or other business entity.

    "Subsidiary" means any subsidiary of the Company.

    "SWSI" means Southwest Services, Inc.

    "TSI" means Texas Station, Inc.

    "Unrestricted Subsidiary" means any Subsidiary (other than PSHC, BSI, TSI, SGSI and SWSI or any successor to any of them) that at the time of determination shall be designated by the Board of Directors of the Company as an Unrestricted Subsidiary of the Company by a Board Resolution and any Subsidiary of an Unrestricted Subsidiary, but only to the extent and so long as such Subsidiary (and any Subsidiary of such Subsidiary):

  (1)
  has no Indebtedness other than Qualified Non-Recourse Debt;
  (2)
  is a person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation
  (A)
  to subscribe for additional equity interests or

    (B)
    to maintain or preserve such person's financial condition or to cause such person to achieve any specified levels of operating results; and
  (3)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that either
  (A)
  the Subsidiary to be so designated has total assets of $1,000 or less or
  (B)
  if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the covenant entitled "Limitation on Restricted Payments and Restricted Investments";

provided, further, however, that the Company or any of its Restricted Subsidiaries may execute a Completion Guarantee and Keep-Well Agreement for an Unrestricted Subsidiary whose sole purpose is to develop, construct and operate a new gaming facility, and the execution and performance (if such performance is permitted under the covenants entitled "Limitation on Indebtedness" and "Limitation on Restricted Payments and Restricted Investments") of such Completion Guarantee and Keep-Well Agreement shall not prevent a Subsidiary from becoming or remaining an Unrestricted Subsidiary. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described below under the caption "Limitation on Restricted Payments and Restricted Investments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described below under the caption "Limitation on Indebtedness," the Company shall be in Default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if

  (1)
  such Indebtedness is permitted under the covenant described under the caption "Limitation on Indebtedness," and
  (2)
  no Default or Event of Default would be in existence following such designation.

    "Voting Stock" means any class of Capital Stock of any person then outstanding normally entitled (without regard to the occurrence of any contingency) to vote in elections of directors, managers, managing partners or trustees.

Optional Redemption

    The Notes will not be redeemable prior to February 15, 2005. Thereafter, the Notes will be redeemable, at the Company's option, in whole or in part, upon not less than 30 days' nor more than 60 days' notice mailed to each noteholder to be redeemed at the noteholder's address of record, on any date on which the Notes are outstanding on or after February 15, 2005 and prior to maturity.

    The Notes will be redeemable at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning February 15 of the years indicated below:

Year	Redemption Prices
2005	103.328%
2006	101.664%
2007 and thereafter	100.000%

Selection for Redemption

    If fewer than all the Notes are to be redeemed, the Trustee will select the Notes or portions thereof that will be redeemed as provided in the Indenture on a pro rata basis or by lot. Unless the Company defaults in making the redemption payment, on and after the redemption date, interest will cease to accrue on the Notes or portions of them called for redemption.

Ranking

    The Notes are:

  •
  unsecured general obligations of the Company;
  •
  equal in right of payment with all existing and future unsecured senior Indebtedness of the Company; and
  •
  senior in right of payment to all existing and future Subordinated Indebtedness of the Company.

    The Notes effectively rank junior to secured Indebtedness of the Company, including borrowings under the Bank Facility, to the extent of the value of the property securing such Indebtedness, and to all liabilities of the Company's subsidiaries.

Change of Control and Rating Decline

    Upon the occurrence of a Change of Control Triggering Event, each noteholder shall have the right to require that the Company repurchase all or any part of such noteholder's Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase. Within 30 days following the date of a Change of Control Triggering Event, the Company shall mail a notice to each noteholder with a copy to the Trustee stating:

  (1)
  that a Change of Control Triggering Event has occurred and that such noteholder has the right to require the Company to repurchase all or any part of such noteholder's Notes at a repurchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of repurchase thereof;
  (2)
  the circumstances and relevant facts regarding such Change of Control Triggering Event (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control Triggering Event); and
  (3)
  the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Repurchase Date").

    Noteholders electing to have Notes repurchased will be required to surrender the Notes, with an appropriate, duly completed form, to the Company at the address specified in the notice at least three business days prior to the Repurchase Date. Noteholders will be entitled to withdraw their election if the Paying Agent receives, not later than three business days prior to the Repurchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the noteholder, the principal amount of the Notes which were delivered for repurchase by the noteholder and a statement that such holder is withdrawing such holder's election to have such Notes repurchased.

    The source of funds for any repurchase of Notes upon a Change of Control Triggering Event will be the Company's cash or cash generated from operations or other sources, including borrowings, sales of assets or equity. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control Triggering Event to make any required repurchases. In addition, the ability to repurchase Notes upon a Change of Control Triggering Event would be limited by the Bank Facility and may be limited by the terms of other then-existing Indebtedness. There can be no assurance that the Company will be able to fund the repurchase of Notes upon a Change of Control Triggering Event within the limitations imposed by the Bank Facility and by the terms of other then-existing Indebtedness. The Indenture requires the Company, if any consent under the Bank Facility is necessary to permit the repurchase of Notes as described in the preceding paragraph, to (i) repay in full all Indebtedness under the Bank Facility or offer to repay in full all Indebtedness under the Bank Facility or (ii) obtain the requisite consent under the Bank Facility. The failure to comply with the covenant set forth in the preceding sentence will not excuse the failure to repurchase Notes upon a Change of Control Triggering Event. There can be no assurance that the Company will be able, as required by the Indenture, to repay the Bank Facility or obtain any consent under the Bank Facility necessary to permit the repurchase of the Notes upon a Change of Control Triggering Event. However, any default by the Company in payment of principal when the same becomes due and payable upon a noteholder's exercise of the repurchase offer following a Change of Control Triggering Event will be deemed an Event of Default (as a remedy for which noteholders would be entitled to receive the purchase price due upon a Change of Control Triggering Event).

    The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws, to the extent such rules and laws are applicable, in the event that a Change of Control Triggering Event occurs and the Company is required to repurchase Notes.

    The existence of a noteholder's right to require the Company to repurchase such Noteholder's Note upon the occurrence of a Change of Control Triggering Event may deter a third party from acquiring the Company in a transaction which would constitute a Change of Control.

Limitation on Indebtedness

    Unless the Notes are rated the Required Rating (during which time the following covenant will not be in effect), the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, or otherwise in any manner become liable, directly or indirectly, with respect to any Indebtedness, except, without duplication, for

  (1)
  the incurrence by the Company's Unrestricted Subsidiaries of Qualified Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Qualified Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company;
  (2)
  FF&E Financing incurred by the Company or its Restricted Subsidiaries,
  (3)
  the Notes,
  (4)
  all Existing Senior Subordinated Notes,
  (5)
  provided no Event of Default shall have occurred and be continuing, other Indebtedness of the Company and its Restricted Subsidiaries in an amount not to exceed $15,000,000 in aggregate principal amount,
  (6)
  additional Indebtedness of the Company and its Restricted Subsidiaries, if at the time of the incurrence of such Indebtedness, the pro forma Consolidated Coverage Ratio of the Company, calculated cumulatively for the four most recent consecutive fiscal quarters of the Company and ending prior to the date of incurrence (the "Reference Period") is not less than 2.00 to 1.00, after giving effect to

    (A)
    the incurrence of such Indebtedness as if such Indebtedness was incurred at the beginning of the Reference Period and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if the application of such proceeds occurred at the beginning of the Reference Period and,
    (B)
    the acquisition or disposition of any company or business acquired or disposed of by the Company or any Restricted Subsidiary since the first day of the Reference Period, including any acquisition or disposition which will be consummated contemporaneously with the incurrence of such Indebtedness, as if such acquisition or disposition occurred at the beginning of the Reference Period,
  (7)
  Permitted Refinancing Indebtedness,
  (8)
  Indebtedness incurred under the Bank Facility not to exceed the greater of
  (A)
  $200 million or
  (B)
  1.5 times Operating Cash Flow calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date on which such Indebtedness is incurred,

provided that the exception in this clause shall not be applicable to any Indebtedness incurred in refinancing the Bank Facility if the managing agent for the lenders of such refinancing Indebtedness is a person other than a banking institution with over $500 million in assets and subject to supervision and examination by federal or state banking authorities,

  (9)
  Interest Rate Protection Agreements of the Company or any Restricted Subsidiary covering solely Indebtedness of the Company or any Restricted Subsidiary which is otherwise permitted to be incurred pursuant to this paragraph,
  (10)
  Indebtedness to the Company or a wholly-owned Restricted Subsidiary, or
  (11)
  to the extent that such incurrence does not result in the incurrence by the Company or any Restricted Subsidiary of any obligation for the payment of borrowed money of others, Indebtedness incurred solely as a result of the execution by the Company or its Restricted Subsidiaries of a Completion Guarantee and Keep-Well Agreement; provided, however, that the foregoing exception shall not be applicable to Indebtedness incurred in connection with the performance by the Company or its Restricted Subsidiaries of a Completion Guarantee and Keep-Well Agreement.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (1) through (12) of the first paragraph of this covenant, the Company will, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses. The Company may reclassify such Indebtedness from time to time in its sole discretion.

    The Company will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided, however, that no Indebtedness of the Company will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

Limitation on Capital Stock of Restricted Subsidiaries

    The Company will not permit any Restricted Subsidiary to issue any Capital Stock to any person (other than to the Company or any wholly-owned Restricted Subsidiary) that shall entitle the holder of such Capital Stock to a preference in right of payment in the event of liquidation, dissolution or winding-up of such Restricted Subsidiary or with respect to dividends of such Restricted Subsidiary.

Limitation on Restricted Payments and Restricted Investments

    Unless the Notes are rated the Required Rating (during which time the following covenant will not be in effect), the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly,

(1)
declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or retire for value, any Capital Stock of the Company or of any Restricted Subsidiary, other than, in the case of the Company, through the issuance (as a dividend or stock split thereon or in exchange therefor) solely of the Company's own Capital Stock (excluding Exchangeable Stock or Redeemable Stock) and, in the case of a Restricted Subsidiary, with respect to shares of its Capital Stock that are owned solely by the Company or a wholly-owned Restricted Subsidiary,

(2)
make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to scheduled principal payment or maturity, Subordinated Indebtedness other than the existing 10 1/8% Senior Subordinated Notes of the Company due 2006 in aggregate principal amount of $198,000,000 and the existing 9 3/4% Senior Subordinated Notes of the Company due 2007 in aggregate principal amount of $150,000,000, or

(3)
incur, create, assume or suffer to exist any guarantee of Indebtedness of, or make any loan or advancement to, or other investment in, any Affiliate or Related Person of the Company or a Restricted Subsidiary, other than the Company or a Restricted Subsidiary (such payments or any other actions described in clauses (1) and (2), a "Restricted Payment," and in clause (3), a "Restricted Investment") unless

(A)
at the time of and after giving effect to the proposed Restricted Payment or Restricted Investment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing and

(B)
at the time of and after giving effect to the proposed Restricted Payment or Restricted Investment (the value of which, if in a form other than cash, shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a board resolution), the aggregate amount, of all Restricted Payments and Restricted Investments declared or made after June 2, 1993, shall not exceed the sum of, without duplication,

(1)
50% of the cumulative Consolidated Net Income of the Company (or if such cumulative Consolidated Net Income shall be a loss, 100% of such loss) accrued after June 2, 1993, plus

(2)
an amount equal to the Net Proceeds received by the Company from the issuance and sale (other than to a Subsidiary) after June 2, 1993 of Capital Stock (excluding Exchangeable Stock, Redeemable Stock and Capital Stock issued in exchange for previously outstanding shares of Capital Stock if such exchange did not constitute a Restricted Payment) plus

(3)
$15,000,000 plus

(4)
an amount equal to 50% of any dividends received by and 100% of any Restricted Investments which are returned or repaid to (in each case, to the extent not included in

      Consolidated Net Income of the Company), the Company or a wholly-owned Restricted Subsidiary after the date of the Indenture from an Unrestricted Subsidiary of the Company;

provided, however, that Net Proceeds received from the sale of the stock of PSHC, BSI, TSI, SSI, SGSI or SWSI, or any successor or assignee thereof, by the Company shall not be included in clause (2) above, and provided, further, that the foregoing provisions will not prevent the following Restricted Payments or Restricted Investments:

  (A)
  payment of any dividend within 60 days after the date of its declaration if at the date of declaration such payment would be permitted by the foregoing provisions;

  (B)
  Restricted Investments, which together with all other Restricted Investments since June 2, 1993, do not exceed $20,000,000 in the aggregate, provided that after giving effect to each such Restricted Investment (as if it had occurred on the first day of such period) the pro forma Consolidated Coverage Ratio of the Company, calculated cumulatively for the four most recent consecutive fiscal quarters of the Company and ending prior to the date of the latest Restricted Investment, shall be greater than 2.00 to 1.00;

  (C)
  the redemption or repurchase of any Capital Stock or Indebtedness of the Company or any of its Restricted Subsidiaries solely to the extent required by any Gaming Authority or, if determined in the good faith judgment of the Board of Directors of the Company, to prevent the loss or to secure the grant or establishment of any gaming license or other right to conduct lawful gaming operations; and

  (D)
  so long as no Default or Event of Default has occurred and is continuing, the incurrence, creation, assumption or suffering to exist of any Qualified Guarantee, provided that, with respect to this clause (D), the amounts available to make Restricted Payments or Restricted Investments pursuant to clause (2) above shall be reduced only by the amount that becomes due on the Indebtedness that is guaranteed in accordance with the terms of such Indebtedness and that is paid by the Company or any of its Restricted Subsidiaries, and, if and for so long as an event of default occurs and is continuing with respect to such Indebtedness, by the aggregate principal amount of such Indebtedness then outstanding to the extent that it is guaranteed pursuant to such Qualified Guarantee.

    The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; provided that in no event shall the business currently operated by PSHC, BSI, SGSI or SWSI be transferred to or held by an Unrestricted Subsidiary. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the date of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Limitation on Transactions with Affiliates

    Unless the Notes are rated the Required Rating (during which time the following covenant will not be in effect), the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service), pursuant to which the Company or any Restricted Subsidiary shall receive or render value exceeding $1,000,000, with any Affiliate or Related Person of the Company or of the Existing Equity Holders (other than the Company or a wholly-owned Restricted Subsidiary of the Company), unless

(1)
the terms of such business, transaction or series of related transactions are

(A)
set forth in writing and

(B)
fair and reasonable to the Company or such Restricted Subsidiary, and no less favorable to the Company or such Restricted Subsidiary, as the case may be, as terms that would be obtainable at the time for a comparable transaction or series of related transactions with an unrelated third person and

(2)
the disinterested directors of the Board of Directors of the Company have, by resolution, determined in good faith that such business or transaction or series of related transactions meets the criteria set forth in (1) (B) above, which determination shall be conclusive and

(3)
with respect to any transaction or series of related transactions otherwise permitted under this paragraph pursuant to which the Company or any Restricted Subsidiary shall receive or render value exceeding $15,000,000, such transaction or series of related transactions shall not be permitted unless, prior to consummation thereof, the Company shall have received an opinion, from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions, that such transaction or series of related transactions is on terms which are fair, from a financial point of view, to the Company or such Restricted Subsidiary. Notwithstanding the foregoing, the Company or any of its Restricted Subsidiaries shall be entitled to provide management services to an Unrestricted Subsidiary whose sole purpose is to develop, construct and operate a new gaming facility, provided that the Company or such Restricted Subsidiary, as the case may be, is reimbursed by the Unrestricted Subsidiary for all costs and expenses (including without limitation payroll) it incurs in providing such services.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

    Unless the Notes are rated the Required Rating (during which time the following covenant will not be in effect), the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)
pay dividends or make any other distribution on its Capital Stock or any other interest or participation in, or measured by, its profits, or pay any interest or principal due on Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)
make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)
transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, other than

(A)
any such encumbrance or restriction imposed by any Gaming Authority,

(B)
any encumbrance or restriction existing on the date of the Indenture contained in the Bank Facility relating to Indebtedness that does not exceed the greater of

(1)
$200 million or

(2)
1.5 times Operating Cash Flow calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date on which such indebtedness is incurred,

  (C)
  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness (other than Indebtedness incurred in anticipation of,

    as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of the Company) incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary of the Company and outstanding on such date,

  (D)
  any pledge by the Company or a Restricted Subsidiary of the stock of an Unrestricted Subsidiary if such pledge is made in connection with the incurrence of Qualified Non-Recourse Debt by such Unrestricted Subsidiary; and

  (E)
  any encumbrance or restriction pursuant to an agreement relating to Indebtedness issued to repay or amend Indebtedness referred to in clause (b), (c) or (e) of this paragraph, provided, however, that any such encumbrance or restriction is no less favorable to the Noteholders than encumbrances and restrictions contained in agreements relating to the Indebtedness so repaid or amended, and provided further, that in the event that Indebtedness is issued to repay or amend the Bank Facility, the aggregate principal amount of such Indebtedness shall not exceed the greater of (x) $200 million or (y) 1.5 times Operating Cash Flow calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date on which such Indebtedness is issued.

Limitation on Liens

    The Company will not issue, assume or guarantee any Indebtedness secured by a Lien upon any of its property without (x) equally and ratably securing the Notes with (or prior to) the Indebtedness secured by the Lien, for so long as the Indebtedness shall be so secured or (y) in the event that such Indebtedness is Subordinated Indebtedness, securing the Notes prior to such Subordinated Indebtedness as to such property, for so long as such Subordinated Indebtedness shall be so secured. This limitation on Liens will not apply to:

(a)
Liens existing on the date of issuance of the Notes;

(b)
Liens affecting property of a corporation or other entity existing at the time of acquisition through a merger, consolidation or otherwise by the Company;

(c)
Liens on property existing at the time of acquisition or incurred to secure payment of all or a part of the purchase price or to secure Indebtedness incurred prior to, at the time of, or within 24 months after the acquisition, for the purpose of financing all or part of the purchase price;

(d)
Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness incurred to provide funds for that purpose in a principal amount not exceeding the cost of these improvements or construction;

(e)
Liens to secure Indebtedness of the Company, the proceeds of which are used substantially simultaneously with the incurrence of such Indebtedness to retire Funded Indebtedness;

(f)
purchase money security Liens on personal property;

(g)
Liens securing Indebtedness of the Company, the proceeds of which are used within 24 months of the incurrence of such Indebtedness for the Project Cost of the construction and development or improvement of a Resort Property;

(h)
Liens on the stock, partnership or other equity interest of the Company in any Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

(i)
Liens securing Indebtedness, liabilities or other obligations incurred under the Bank Facility or any other debt or credit facilities with banks or other institutional lenders providing for revolving credit facilities, term loans or letters of credit;

(j)
Liens in favor of any government or governmental body, including the United States or any state thereof, or any department, agency, instrumentality, or political subdivision of any such jurisdiction, including, without limitation, Liens to secure Indebtedness of the pollution control or industrial revenue bond type;

(k)
Liens required by any contract or statute in order to permit the Company to perform any contract or subcontract made by it with or at the request of a governmental entity, the United States of America, any state or any department, agency or instrumentality or political subdivision of either;

(l)
mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business;

(m)
Liens for taxes or assessments and similar charges either (x) not delinquent or (y) contested in good faith by appropriate proceedings and as to which the Company or a Subsidiary of the Company shall have set aside on its books adequate reserves;

(n)
zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and minor irregularities of title incident thereto which do not in the aggregate materially detract from the value of the property or assets of the Company and its Restricted Subsidiaries taken as a whole or impair the use of such property in the operation of the Company's business; and

(o)
any extension, renewal, replacement or refinancing of any Lien referred to in the foregoing clauses (a) through (i) inclusive or of any Indebtedness secured thereby; provided that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, replacement or refinancing, and that such extension, renewal, replacement or refinancing Lien shall be limited to all or part, of substantially the same property which secured the Lien extended, renewed, replaced or refinanced (plus improvements on such property).

    Notwithstanding the foregoing, the Company may, without securing the Notes, issue, assume or guarantee Indebtedness secured by a Lien on the Company's property which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Indebtedness of the Company which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under clauses (a) through (i) inclusive above) does not at any one time exceed an amount equal to the Operating Cash Flow of the Company calculated cumulatively for the four most recent consecutive fiscal quarters of the Company immediately preceding the date of such issuance, assumption or guarantee of such Indebtedness.

No Amendment to Subordination Provisions

    Without the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, the Company will not amend, modify or alter any of the indentures governing any of the Existing Senior Subordinated Notes in any way to:

(1)
advance the final maturity date of any of the Existing Senior Subordinated Notes to a date that is prior to 181 days after the final maturity date of the Notes; or

(2)
amend the provisions of Article 10 of any of the indentures governing the Existing Senior Subordinated Notes (which relate to subordination) in any manner that materially adversely affects the holders of the Notes.

Provision of Financial Information

    The Company will file with the Trustee and provide noteholders within 15 days after it files them with the SEC copies of the quarterly and annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company files with the SEC pursuant to Sections 13(a) and 13(c) or 15(d) of the Exchange Act. The Company will continue to file with the SEC and the Trustee, and provide to noteholders, on the same timely basis such reports, information and other documents as the Company would be required to file with the SEC as if the Company were subject to the requirements of such Sections 13(a) and 13(c) or 15(d) of the Exchange Act, notwithstanding that the Company may no longer be subject to Section 13(a) and 13(c) or 15(d) of the Exchange Act and that the Company would be entitled not to file such reports, information and other documents with the SEC. In addition, if the Company has any Unrestricted Subsidiaries at such time, it shall also file with the Trustee, and provide to the noteholders, on the same timely basis, all quarterly and annual financial statements (which information may be unaudited) that would be required by Forms 10-Q and 10-K if the Company did not have such Unrestricted Subsidiaries.

Consolidation, Merger and Sale of Assets

    The Company may not consolidate with or merge with or into any other entity (other than with a wholly-owned Restricted Subsidiary, provided the Company is the continuing corporation) or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries taken as a whole) to any entity, unless:

(1) either

  (A)
  the Company shall be the continuing corporation or

  (B)
  the entity (if other than the Company) formed by such consolidation or into which the Company is merged or the entity that acquires, by sale, conveyance, assignment, transfer, lease or disposition, all or substantially all of the properties and assets of the Company shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and shall expressly assume by a supplemental indenture, the due and punctual payment of the principal of and premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture on the part of the Company to be performed or observed;

(2)
immediately thereafter, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing;

(3)
immediately after giving effect to any such transaction involving the incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries incurred in connection with or as a result of such transaction as having been incurred at the time of such transaction), the Company (if it is the continuing corporation) or such other entity could incur at least $1.00 of additional Indebtedness pursuant to clause (6) of the Indenture covenant described under "Limitation on Indebtedness;" and

(4)
immediately thereafter, the Company (if it is the continuing corporation) or such other entity shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction.

Events of Default

    An "Event of Default" is deemed to occur if:

(1)
the Company defaults in the payment of interest on any Note when the same becomes due and payable and such default continues for a period of 30 days following the due date,

(2)
the Company defaults in the payment of the principal of any Note when the same becomes due and payable at maturity, upon optional redemption of the Notes by the Company, upon exercise by the Noteholder of the put option upon a Change of Control Triggering Event, upon declaration or otherwise,

(3)
the Company fails to observe, perform or comply with any of the provisions described under "Consolidation, Merger and Sale of Assets;"

(4)
the Company fails to observe, perform or comply with any of its other agreements or covenants in, or provisions of, the Notes or the Indenture and such failure to observe, perform or comply continues for a period of 60 days after receipt by the Company of notice of Default from the Trustee or the holders of at least 25% in principal amount of the Notes;

(5)
the Company fails, after any applicable grace period, to make any payment of principal of, premium in respect of, or interest on, any Indebtedness when due, or any Indebtedness of the Company or any of its Restricted Subsidiaries is accelerated because of a default and the aggregate principal amount of such Indebtedness with respect to which any such failure to pay or acceleration has occurred exceeds $10,000,000 or its foreign currency equivalent;

(6)
any encumbrance or restriction of the type described under "Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries" becomes applicable to any Restricted Subsidiary;

(7)
certain events of bankruptcy or insolvency of the Company or any of its Restricted Subsidiaries occur;

(8)
one or more judgments, orders or decrees are rendered against the Company or any of its Restricted Subsidiaries in an aggregate amount in excess of $10,000,000 (to the extent not covered by insurance) and are not discharged for a period of 60 days during which a stay of enforcement of such judgments, orders or decrees, by reason of a pending appeal or otherwise, is not in effect; or

(9)
any Gaming License of the Company or any of its Restricted Subsidiaries is revoked, terminated or suspended or otherwise ceases to be effective, resulting in the cessation or suspension of operation for a period of more than 90 days of the casino business of any casino-hotel owned, leased or operated directly or indirectly by the Company or any of its Restricted Subsidiaries (other than any voluntary relinquishment of a Gaming License if such relinquishment is, in the reasonable, good faith judgment of the Board of Directors of the Company, evidenced by a resolution of such Board, both desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the noteholders).

    If an Event of Default (other than an Event of Default respecting events of bankruptcy, insolvency, receivership or reorganization) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes, by notice to the Company and the Trustee, may declare to be immediately due and payable the unpaid principal of and all accrued interest and premium, if any, on the Notes. If an Event of Default respecting events of bankruptcy, insolvency, receivership or reorganization occurs, such an amount shall become immediately due and payable without any declaration or other act on the part of the Trustee or any noteholder. The holders of a majority in principal amount of the then outstanding Notes, by notice to the Trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived, except non-payment of principal or interest that has become due solely because of the acceleration. The holders of a majority in principal amount of the then outstanding Notes, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences, except a continuing Default or Event of Default in the payment of the principal of any Note.

    The Company will file annually with the Trustee an Officers' Certificate regarding compliance by the Company with the terms thereof and specifying any Defaults of which the signers may have knowledge.

Waiver and Modification of the Indenture

    The Company and the Trustee may amend the Indenture or the Notes without the consent of any noteholders to:

(1)
cure any ambiguity, defect or inconsistency;

(2)
comply with the provision of the Indenture relating to mergers and consolidations of the Company;

(3)
provide for uncertificated Notes in addition to certificated Notes;

(4)
make any change that does not adversely affect the rights of any noteholder; or

(5)
comply with the Trust Indenture Act.

    The Company and the Trustee may amend any provisions of the Indenture or the Notes with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding. The holders of a majority in principal amount of the outstanding Notes may waive compliance by the Company with any such provision. The terms of the Bank Facility require the consent of the lenders thereunder before the Company may amend, modify or supplement the Indenture, except for amendments which do not require the consent of any noteholder under the Indenture.

    However, without the consent of each noteholder affected, no amendment or waiver of any provision of the Indenture may:

(1)
reduce the amount of Notes whose holders must consent to an amendment or waiver;

(2)
reduce the rate or change the time of payment of interest on any Notes;

(3)
reduce the principal or change the fixed maturity of any Notes or alter the redemption provisions with respect thereto;

(4)
make any Notes payable in money other than that stated in the Notes;

(5)
make any change in provisions of the Indenture relating to waivers of compliance with, or past defaults of, the Indenture or the Notes, or the right of noteholders to receive payments of principal, premium or interest; or

(6)
waive a default in payment of the principal of, or interest on, any Notes.

Satisfaction and Discharge of the Indenture

    The Indenture will be discharged upon payment or redemption of all the Notes issued thereunder. In addition, upon deposit with the Trustee of money or noncallable United States Government Obligations sufficient for full payment of such Notes and delivery to the Trustee of a satisfactory Opinion of Counsel regarding federal income tax consequences to the noteholders, all obligations under the Indenture, other than with respect to compensation and indemnity of the Trustee and certain other obligations, will be discharged.

Concerning the Trustee

    The Indenture contains certain limitations on the right of the Trustee, should it be or become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; however, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other noteholders or would involve the Trustee in personal liability. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its powers, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the noteholders, unless they shall have offered to the Trustee satisfactory indemnity.

Mandatory Disposition Pursuant to Gaming Laws

    If a record or a beneficial owner of a Note is required by any Gaming Authority to be found suitable, the owner shall apply for a finding of suitability within 30 days after the request of such Gaming Authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability. If a holder or beneficial owner is required to be found suitable and is not found suitable by such Gaming Authority,

(1)
such owner shall, upon request of the Company, dispose of such owner's Notes within 30 days or within that time prescribed by such Gaming Authority, whichever is earlier, or

(2)
the Company may, at its option, redeem such owner's Notes at the lesser of

(A)
the principal amount thereof or

(B)
the price at which the Notes were acquired by such owner, together with, in either case, accrued interest to the date of the finding of unsuitability by such Gaming Authority.

THE EXCHANGE OFFER

    We sold the Old Notes on May 31, 2001 (the "Closing Date") to the initial purchasers in a private offering. As a condition to the sale of the Old Notes, SCI and the initial purchasers entered into the Registration Rights Agreement on the Closing Date. The registration statement, of which this prospectus is part, is intended to satisfy certain of our obligations under the Registration Rights Agreement summarized below.

    Pursuant to the Registration Rights Agreement, we agreed to file with the SEC an exchange offer registration statement on the appropriate form under the Securities Act with respect to the New Notes. Upon the effectiveness of the exchange offer registration statement, we will offer to the holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for the New Notes. If we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or Commission policy, or any noteholder notifies us within the specified time period that it:

  •
  is prohibited by law or SEC policy from participating in the exchange offer; or
  •
  that it may not resell the New Notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or
  •
  that it is a broker-dealer and owns Old Notes acquired directly from us or an affiliate of ours,

we will file with the SEC a shelf registration statement to cover resales of the Old Notes by the noteholders who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

    The Registration Rights Agreement, dated as of May 31, 2001, provides that we will:

  •
  file an exchange offer registration statement with the SEC on or prior to July 30, 2001;
  •
  use our best efforts to have the exchange offer registration statement declared effective by the SEC on or prior to September 28, 2001;
  •
  unless the exchange offer would not be permitted by applicable law or SEC policy, commence the exchange offer and use our best efforts to issue on or prior to 30 business days (or longer if required by applicable law) after the date on which the exchange offer registration statement was declared effective by the SEC, New Notes in exchange for all Old Notes tendered prior thereto in the exchange offer and;
  •
  if obligated, to file a shelf registration statement, and use our best efforts to file a shelf registration statement with the SEC on or prior to 60 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC as soon as practicable thereafter (and in any event by October 28, 2001; provided that such period shall be extended if necessary to provide us with 30 days notice of its filing obligation).

If:

  •
  we fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, or
  •
  any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or
  •
  we fail to consummate the exchange offer within 30 business days after the Effectiveness Target Date with respect to the exchange offer registration statement; or
  •
  the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the transfer restricted securities during the periods specified in the Registration Rights Agreement;

(each such event referred to in the clauses above a "Registration Default"), then we will pay liquidated damages to each noteholder, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Old Notes held by such holder. The amount of the liquidated damages will increase by an additional $.05 per week per $1,000 principal amount constituting transfer restricted securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $.15 per week per $1,000 principal amount of Old Notes constituting transfer restricted securities. We will pay all accrued liquidated damages on each damages payment date (as defined in the Indenture) to the global note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated securities by mailing checks to their registered addresses. Following the cure of all Registration Defaults, liquidated damages will not accrue.

Transfer Restricted Securities

    For purposes of the foregoing, transfer restricted securities means each Old Note until:

  •
  the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the exchange offer;
  •
  following the exchange by a broker-dealer in the exchange offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;
  •
  the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or
  •
  the date on which such Old Note may be distributed to the public pursuant to Rule 144 or another applicable resale exemption under the Securities Act.

Terms of the Exchange Offer

    Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all of the Old Notes validly tendered and not withdrawn prior to the expiration date of the exchange offer. As of the date of this prospectus, $100.0 million aggregate principal amount of the Old Notes is outstanding and no New Notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about           , 2001, to all noteholders known to us. Our obligation to accept the Old Notes for exchange pursuant to the exchange offer is subject to the conditions as set forth under "—Certain Conditions to the Exchange Offer" below. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the exchange offer. Noteholders may tender some or all of their Old Notes pursuant to the exchange offer. See "—Consequences of Failure to Exchange." However, the Old Notes may be tendered only in integral multiples of $1,000.

    The New Notes will evidence the same debt as the Old Notes for which they are exchanged, and are entitled to the benefits of the Indenture. The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act. Therefore, the New Notes will not bear legends restricting their transfer.

    Noteholders do not have any appraisal or dissenters' rights under the Indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of Regulation 14E under the Exchange Act.

    We shall be deemed to have accepted validly tendered Old Notes when, as, and if we have given verbal or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering noteholders for the purpose of receiving the New Notes.

    If any tendered Old Notes are not accepted for exchange because of an invalid tender, or the failure to satisfy other conditions to the exchange offer or otherwise, we will return such unaccepted tenders of Old Notes without expense to the noteholder of the Old Note, as promptly as practicable after the expiration date of the exchange offer.

    Noteholders whose Old Notes are not tendered or are tendered but not accepted in the exchange offer will continue to hold such Old Notes and will be entitled to all the rights and preferences and subject to the limitations applicable to the Old Notes under the Indenture. Following completion of the exchange offer, the noteholders will continue to be subject to the existing restrictions upon transfer of the Old Notes and we will have no further obligation to those noteholders to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the exchange offer, the trading market for untendered, and tendered but unaccepted, Old Notes could be adversely affected. See "Risk Factors—Restrictions Upon Transfer of and Limited Trading Market for Old Notes."

    Noteholders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "—Fees and Expenses; Solicitation of Tenders."

Expiration Date; Extensions; Amendments

    The term expiration date shall mean 5:00 p.m., New York City time on           , 2001, unless we extend the exchange offer. If we do extend the exchange offer, the term expiration date shall mean the date and time to which the exchange offer is extended.

    In order to extend the expiration date of the exchange offer, we will notify the exchange agent of any extension by verbal or written notice, mail to the registered noteholders an announcement of that notice, and will make a release to the Dow Jones News Services prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

    We reserve the right at our sole discretion:

  •
  to delay accepting any Old Notes;
  •
  to extend the exchange offer;
  •
  to terminate the exchange offer and not accept the Old Notes not previously accepted if any of the conditions set forth below under "—Certain Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent; or
  •
  to amend the terms of the exchange offer in any manner.

    Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the noteholders. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to all noteholders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to noteholders, if the exchange offer would otherwise expire during such five to ten business day period. During any extension of the expiration date of the exchange offer, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

    We shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Interest on the New Notes

    Interest accrues on the New Notes at the rate of 8 3/8% per annum and will be payable in cash semiannually in arrears on each February 15 and August 15, commencing August 15, 2001. No interest will be payable on the Old Notes on the date of the exchange for the New Notes and therefore no interest will be paid thereon to the noteholders at such time.

Procedures for Tendering the Old Notes

    When a beneficial owner of Old Notes tenders them to us as set forth below and we accept the Old Notes, we and the beneficial owner of the Old Notes will be deemed to have entered into a binding agreement upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal.

    Except as set forth below, if you wish to tender the Old Notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at one of the addresses set forth below under "Exchange Agent" on or prior to the expiration date of the exchange offer. In addition:

  •
  the exchange agent must receive certificates for such Old Notes along with the letter of transmittal;

  •
  the exchange agent must receive prior to the expiration date of the exchange offer a timely confirmation of a book-entry transfer of such Old Notes into the exchange agent's account at the Depository Trust Company pursuant to the procedure for book-entry transfer described below; or

  •
  the noteholder must comply with the guaranteed delivery procedures described below.

    The method of delivery of Old Notes, letters of transmittal and all other required documents is at the election and risk of the noteholder. If such delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or Old Notes to us.

    Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered:

  •
  by a registered noteholder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal; or

  •
  for the account of an eligible institution (as defined below).

    In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States or otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Old Notes are registered in the name of a person other than the person signing the letter of transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered noteholder with the signature thereon guaranteed by an Eligible Institution.

    If the letter of transmittal is signed by a person or persons other than the registered noteholder or noteholders, the Old Notes must either be endorsed by the registered noteholder with signature guaranteed by an Eligible Institution or accompanied by appropriate powers of attorney with signature guaranteed by an Eligible Institution. In either case, the Old Notes must be signed exactly as the name or names of the registered noteholder or noteholders that appear on the Old Notes.

    If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another acting in a fiduciary or representative capacity signs the letter of transmittal or any Old Notes or powers of attorney, the person signing should indicate in which capacity he or she is signing and, unless waived by us, submit proper evidence satisfactory to us of his or her authority to sign with the letter of transmittal.

    By tendering, each noteholder will represent to us that, among other things:

  •
  the New Notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not that person is the noteholder;

  •
  neither the noteholder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes;

  •
  if the noteholder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for the Old Notes, neither the noteholder nor any such other person is engaged in or intends to participate in the distribution of such New Notes; and

  •
  neither the noteholder nor any such other person is an "affiliate" of ours, as defined under Rule 405 of the Securities Act.

    If the tendering noteholder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, the noteholder will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    Delivery Of Documents to The Depository Trust Company or SCI Does Not Constitute Delivery to the Exchange Agent

    We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Old Notes tendered for exchange, which determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in our judgment or our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the expiration date of the exchange offer (including the right to waive the ineligibility of any noteholder who seeks to tender Old Notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the expiration date of the exchange offer (including the letter of transmittal and its instructions) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within a reasonable period of time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

Acceptance of the Old Notes for Exchange; Delivery of the New Notes

    Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "—Certain Conditions to the Exchange Offer"

below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered Old Notes for exchange when, and if we have given verbal or written notice of our acceptance to the exchange agent.

    In all cases, issuance of the New Notes for the Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

  •
  certificates for such Old Notes or a timely confirmation of a book-entry transfer of such Old Notes into the exchange agent's account at the Depository Trust Company pursuant to the book-entry transfer procedures described below;

  •
  a properly completed and duly executed letter of transmittal; and

  •
  all other required documents.

    If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if certificates representing the Old Notes are submitted for a greater principal amount than the noteholder desires to exchange, those unaccepted or non-exchanged Old Notes will be returned without expense to the tendering noteholder thereof (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at the Depository Trust Company pursuant to the book-entry transfer procedures described below, those non-exchanged Old Notes will be credited to an account maintained with the Depository Trust Company) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

    The exchange agent will make a request to establish an account with respect to the Old Notes at the Depository Trust Company for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in the Depository Trust Company's systems may make book-entry delivery of the Old Notes by causing the Depository Trust Company to transfer such Old Notes into the exchange agent's account at the Depository Trust Company in accordance with the Depository Trust Company's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of such book-entry transfer of Old Notes into the exchange agent's account, and timely receipt by the exchange agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the letter of transmittal on or prior to the expiration date of the exchange offer or pursuant to the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by the Depository Trust Company and received by the exchange agent and forming a part of a timely confirmation of a book-entry transfer, which states that the Depository Trust Company has received an express acknowledgement from a noteholder tendering Old Notes that are the subject of such timely confirmation of a book-entry transfer that such noteholder has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such noteholder.

Guaranteed Delivery Procedures

    If a registered noteholder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such noteholder's Old Notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

  •
  the tender is made through an Eligible Institution;

  •
  prior to the expiration date of the exchange offer, the exchange agent receives from such Eligible Institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the noteholder and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a timely confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

  •
  the certificates for all physically tendered Old Notes, in proper form for transfer, or a timely confirmation of a book-entry transfer, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

    You may withdraw your tender of the Old Notes at any time prior to the expiration date of the exchange offer.

    For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must:

  •
  specify the name of the person having tendered the Old Notes to be withdrawn;

  •
  identify the Old Notes to be withdrawn (including the principal amount of such Old Notes); and

  •
  (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing noteholder.

If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing noteholder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such noteholder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the Depository Trust Company to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices, which shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the noteholder thereof without cost to such noteholder (or, in the case of Old Notes tendered by book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with the Depository Trust Company for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender your properly withdrawn Old Notes by following one of the procedures described under "Procedures for Tendering the Old Notes" above at any time on or prior to the expiration date of the exchange offer.

Certain Conditions to the Exchange Offer

    Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

  (1)
  seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof; or

  (2)
  resulting in a material delay in our ability to accept for exchange or exchange some or all of the Old Notes pursuant to the exchange offer; or

  (3)
  any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign; or

  (4)
  any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign;

that in our sole judgment might directly or indirectly result in any of the consequences referred to in (1) or (2) above or, in our sole judgment, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which exceed those described in this prospectus, or would otherwise make it inadvisable to proceed with the exchange offer.

    If we determine in good faith that any of the conditions are not met, we may:

  •
  refuse to accept any Old Notes and return all tendered Old Notes to exchanging noteholders;

  •
  extend the exchange offer and retain all Old Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of noteholders to withdraw such Old Notes (see "—Withdrawal Rights"); or

  •
  waive certain of such unsatisfied conditions with respect to the exchange offer and accept all properly tendered Old Notes which have not been withdrawn or revoked. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to all noteholders.

    Noteholders have certain rights and remedies against us under the Registration Rights Agreement, including liquidated damages of up to $0.15 per week per $1,000 principal amount of Old Notes, should we fail to consummate the exchange offer within a certain period of time, notwithstanding a failure due to the occurrence of any of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

    The foregoing conditions are for our benefit and may be asserted by us in good faith regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our discretion. The failure by us at any time to exercise the foregoing rights shall not be deemed a wavier of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Exchange Agent

    United States Trust Company of New York has been appointed as exchange agent for the exchange offer. You should direct your questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent addressed as follows:

THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:
United States Trust Company of New York

By Overnight Courier and by Hand Delivery after 4:30 p.m. on Expiration Date	By Hand Delivery to 4:30 p.m.	By Registered or Certified Mail

United States Trust Company of New York	United States Trust Company of New York	United States Trust Company of New York
30 Broad Street, 14thFloor	30 Broad Street, B-Level	P.O. Box 112
New York, NY 10004-2304	New York, NY 10004-2304	Bowling Green Station
New York, NY 10274-0112

TO CONFIRM BY TELEPHONE OR FOR INFORMATION:
(800) 548-6565
FACSIMILE TRANSMISSIONS:
(212) 422-0183 or (646) 458-8104

  If there are accredited investors holding physical securities, the address for registered or certified mail is:

  United States Trust Company of New York
  P.O. Box 84
  Bowling Green Station
  New York, NY 10274-0084

    If you deliver to an address other than as set forth above or transmit instructions via facsimile other than as set forth above, it will not be a valid delivery.

Fees And Expenses; Solicitation of Tenders

    We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and our affiliates.

    We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

    The cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be $25,000 which includes fees and expenses of the exchange agent and trustee under the Indenture and accounting and legal fees.

    We will pay all transfer taxes, if any, applicable to the exchange of the Old Notes pursuant to the exchange offer. If, however, certificates representing the New Notes or the Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered noteholders tendered, or if a transfer tax is imposed for any reason other than the exchange of the Old Notes pursuant to the exchange offer, then the tendering noteholder must pay the amount of any such transfer taxes (whether imposed on the registered holder or any other persons). If a tendering noteholder does not submit satisfactory evidence of payment of such taxes or exemption therefrom to the exchange agent, the amount of such transfer taxes will be billed directly to such tendering noteholder.

    We have not authorized any person to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) noteholders in any jurisdiction in which the making of the exchange offer or the acceptance of this prospectus would not be in compliance with the laws of such jurisdiction.

Accounting Treatment

    We will record the New Notes at the same carrying value as the Old Notes, which is face value, as recorded in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The costs of the exchange offer will be expensed over the term of the New Notes.

Consequences of Failure to Exchange

    If you do not exchange your Old Notes for New Notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend on the Old Notes. In general, you may not offer to sell or sell the Old Notes, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not intend to register the Old Notes under the Securities Act. We believe that, based upon interpretations contained in no-action letters issued to third parties by the staff of the SEC, any noteholder may offer for resale, resell or otherwise transfer the New Notes issued pursuant to the exchange offer in exchange for the Old Notes (unless the noteholder is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

  •
  the noteholder acquires the New Notes in the ordinary course of its business; and

  •
  the noteholder has no arrangement with any person to participate in the distribution of such Old Notes; and

  •
  each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

    If any noteholder (other than a broker-dealer described in the preceding sentence) has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the exchange offer, such noteholder could not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, to comply with the securities laws of certain jurisdictions, if applicable, you may not offer or sell the New Notes unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with.

CERTAIN FEDERAL TAX CONSIDERATIONS

    The following is a summary of the material United States federal income tax consequences of the ownership of the Notes. It deals only with Notes held as capital assets and acquired at original issuance and not with special classes of Noteholders, such as dealers in securities or currencies, life insurance companies, tax exempt entities, and persons that hold a Note in connection with an arrangement that completely or partially hedges the Note. The discussion is based upon the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to produce federal income tax consequences different from those discussed below.

    Prospective purchasers of Notes should consult their own tax advisors concerning the United States federal income tax and any state or local income or franchise tax consequences in their particular situations, as well as any consequences under the laws of any other taxing jurisdiction.

United States Holders

    For purposes of this discussion, a "United States Holder" means (i) a citizen or resident of the United States, (ii) a partnership, corporation or other entity created or organized in or under the law of the United States or of any State of the United States, (iii) an estate the income of which is subject to United States federal income tax regardless of its source and (iv) a trust, if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust was in existence on August 20, 1996, was treated as a United States person on that date and elected to be treated as a United States person at all times thereafter. The term also includes certain former citizens of the United States whose income and gain on the Notes will be subject to U.S. income tax.

Payments of Interest

    Payments of stated interest on a Note will be taxable to a United States Holder as ordinary interest income at the time it is received or accrued, depending on the Noteholder's method of accounting for tax purposes. The Notes are not being issued with original issue discount.

Liquidated Damages and Exchange Offer

    The Company intends to take the position that the likelihood that Liquidated Damages will be paid is remote and that the amount of Liquidated Damages if paid, will be incidental. Accordingly, the special rules applicable to debt instruments with contingent payments would not apply. The Liquidated Damages described under "Exchange Offer; Registration Rights" would be taxable to a United States Holder as ordinary income in accordance with such United States Holder's method of accounting for tax purposes. The IRS, however, may take a different position, which could affect the timing of both a United States Holder's income and the Company's deduction with respect to such Liquidated Damages and could also affect the character as ordinary or capital gain or loss on the disposition of a Note.

    The exchange of a Note by a United States Holder for an Exchange Note will not constitute a taxable exchange of the Note. As a result, a United States Holder will not recognize taxable gain or loss upon receipt of an Exchange Note, a United States Holder's holding period for an Exchange Note generally will include the holding period for the Note so exchanged and such United States Holder's adjusted tax basis in an Exchange Note generally will be the same as such United States Holder's adjusted tax basis in the Note so exchanged.

Backup Withholding and Information Reporting

    In general, information reporting requirements will apply to payments of principal and interest on a Note and the proceeds of the sale of a Note before maturity within the United States to, and to the accrual of original issue discount (if any) on a Note with respect to, non-corporate United States Holders. A 31% "backup withholding" tax will apply to such payments and to payments with respect to original issue discount (if any) if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns.

Non-United States Holders

    As used herein, a "Non-United States Holder" is a person or entity that, for United States federal income tax purposes, is not a United States Holder.

Payments to Non-United States Holders

    If the income or gain on the Notes is "effectively connected with the conduct of a trade or business within the United States" by the Non-United States Holder (and if an applicable treaty applies, such income or gain is attributable to a permanent establishment in the United States of a Non-United States Holder ) holding the Note, such income or gain will be subject to tax essentially in the same manner as if the Notes were held by a United States Holder, as discussed above, and in the case of a Non-United States Holder that is a foreign corporation, may also be subject to the branch profits tax.

    If the income and gain on the Notes is not "effectively connected with the conduct of a trade or business within the United States," then, under the portfolio interest exemption of current United States federal income tax law, payments of principal and interest on a Note by the Company or any paying agent to a Noteholder that is a Non-United States Holder will not be subject to withholding of United States federal income tax, if the Noteholder (1) does not actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company, (2) is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, (3) is not a controlled foreign corporation related to the Company through stock ownership and (4) provides appropriate certification.

    Under current law, the certification requirement will be met if either:

  1.
  First, in accordance with specified procedures, the Non-United States Holder provides to the Company or our paying agent a Form W-8BEN (or a suitable substitute or successor form), that is signed under penalties of perjury, includes its name and address, and contains a certification that the holder is not a United States person; or

  2.
  Second, (a) the Non-United States Holder provides a Form W-8BEN (or a suitable substitute or successor form), signed under the penalties of perjury, to a qualified intermediary, such as a securities clearing organization, bank, or other financial institution who holds customers' securities in the ordinary course of its trade or business and holds the Notes on behalf of a beneficial owner, and (b) the qualified intermediary certifies to the Company, or our paying agent, under the penalties of perjury, that such statement has been received by it from the beneficial owner, directly or through another intermediary financial institution, and furnishes the Company or our paying agent with a copy thereof.

    Recently finalized Treasury regulations that are applicable to interest paid after December 31, 2000, provide alternative documentation procedures for satisfying the certification requirement described above. Such regulations add intermediary certification options for certain qualifying agents. For instance, under one such option, a withholding agent would be allowed to rely on an IRS

Form W-8IMY, or suitable substitute or successor form, furnished by a financial institution or other intermediary on behalf of one or more beneficial owners or other intermediaries without having to obtain the beneficial owner certificate described in the preceding paragraph, provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a qualified intermediary.

    If a Non-United States Holder does not qualify for the portfolio interest exemption, interest payments to the Non-United States Holder would be subject to United States withholding at a 30% rate. The rate may be reduced or eliminated if under applicable treaties. To claim the benefit of a treaty the Non-United States Holder must furnish the Company with an appropriate form, e.g., Form W-8BEN.

    If the income and gain on the Notes is not "effectively connected with the conduct of a trade or business within the United States," a Noteholder that is a Non-United States Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of such Note, unless in the case of a Non-United States Holder who is a nonresident alien individual and holds the Note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

    Under current United States estate tax law, a Noteholder will not be subject to United States federal estate tax as a result of the death of a Noteholder who is not a citizen or resident of the United States at the time of death, provided that such Noteholder did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company and, at the time of such Noteholder's death, payments of interest on such Note would not have been effectively connected with the conduct by such Noteholder of a trade or business in the United States.

    United States information reporting requirements and backup withholding tax will not apply to payments on a Note made outside the United States by the Company or any paying agent (acting in its capacity as such) to a Noteholder that is a Non-United States Holder provided that a certification of non-U.S. status, as discussed above, has been received and neither the Company nor its paying agent has actual knowledge that the payee is not a Non-United States Holder.

    Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury regulations), provided that such broker (1) is a Non-United States Holder, (2) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States and (3) is not a controlled foreign corporation as to the United States or a foreign partnership doing business in the United States or in which United States persons own more than 50% of the income or capital interests (a person described in (1), (2) and (3) being hereinafter referred to as a "foreign controlled person"). Payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of any broker that is not a foreign controlled person will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

PLAN OF DISTRIBUTION

    This prospectus, as it may be amended or supplemented from time to time, may be used by a Broker-Dealer (a "Participating Broker-Dealer") in connection with the resale of the New Notes received in exchange for the Old Notes where such Old Notes were acquired for its own account as a result of market-making activities or other trading activities. Each such Participating Broker-Dealer that participates in the exchange offer that receives the New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. We have agreed that for a period of one year after the date when the registration statement becomes effective, we will use our best efforts to make this prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale.

    We will not receive any proceeds from any sale of New Notes by Participating Broker-Dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of one year after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any Participating Broker-Dealer that requests such documents in the letter of transmittal.

    This prospectus has been prepared for use in connection with the exchange offer and may be used by the initial purchasers in connection with the offers and sales related to market-making transactions in the New Notes. The initial purchasers may act as principals or agents in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of such sales. The initial purchasers have no obligation to make a market in the New Notes and may discontinue their market-making activities at any time without notice, at their sole discretion.

LEGAL MATTERS

    Certain legal matters with regard to the validity of the Notes will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California.

INDEPENDENT PUBLIC ACCOUNTANTS

    The financial statements as of December 31, 2000 and 1999 and for the years ended December 31, 2000 and 1999, and for the nine months ended December 31, 1998, included on SCI's Form 10-K, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus in connection with the exchange offer made by this prospectus and you must not rely on any such information or representations as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in our affairs since the date as of which information is given in this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

$100,000,000

Station Casinos, Inc.

Offer to Exchange
8 3/8% Senior Notes due 2008

PROSPECTUS

           , 2001

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 78.751 of Chapter 78 of the Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws contain provisions for indemnification of officers and directors of the Company and in certain cases employees and other persons. The Bylaws require the Company to indemnify such persons to the full extent permitted by Nevada law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the Company. Indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement.

    The Company's Bylaws also provide that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person. The Company maintains directors' and officers' liability insurance.

    The Company has entered into an indemnification agreement (the "Indemnification Agreement") with each director and certain officers, employees and agents of the Company. Each Indemnification Agreement provides for, among other things: (i) indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim against any indemnified party (the "Indemnitee") unless it is determined, as provided in the Indemnification Agreement, that indemnification is not permitted under laws and (ii) prompt advancement of expenses to any Indemnitee in connection with his or her defense against any claim.

    In addition, the Purchase Agreement provides for indemnification by the Initial Purchasers of the Registrant, its directors and officers against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULE TABLES

(a)
Exhibits:

    A list of exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

(b)
Financial Statement Schedules:

    All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, are inapplicable or the required information has already been provided elsewhere in the registration statement

(c)
None

ITEM 22. UNDERTAKINGS

(a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d)of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

II–1

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(d)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within business one day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)  The undersigned registrant hereby undertakes to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved herein, that was not subject of and included in the registration statement when it became effective.

II–2

POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Frank J. Fertitta III, Glenn C. Christenson and Scott M Nielson, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement of the Company to be filed after the date hereof pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to take such actions in, and file with the appropriate authorities in, whatever states said attorneys-in-fact and agents, and each of them, shall determine, such applications, statements, consents, and other documents, as may be necessary or expedient to register securities of the Company for sale, granting unto said attorneys-in-fact and agents full power and authority to do so and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the registrant hereby confers like authority on its behalf. This Registration Statement and Power of Attorney, pursuant to the requirement of the Securities Act of 1933, as amended, have been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 23rd day of July, 2001.

STATION CASINOS, INC.
By:	/s/ GLENN C. CHRISTENSON Name: Glenn C. Christenson Title: Executive Vice President, Chief Financial Officer and Treasurer

II–3

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ FRANK J. FERTITTA III Frank J. Fertitta III	Chairman of the Board, and Chief Executive Officer (Principal Executive Officer)	July 27, 2001
/s/ LORENZO J. FERTITTA Lorenzo J. Fertitta	President and Director	July 27, 2001
/s/ GLENN C. CHRISTENSON Glenn C. Christenson	Executive Vice President, Chief Financial Officer, Chief Administrative Officer, Treasurer and Director (Principal Financial and Accounting Officer)	July 27, 2001
/s/ BLAKE L. SARTINI Blake L. Sartini	Director	July 27, 2001
/s/ DELISE F. SARTINI Delise F. Sartini	Director	July 27, 2001
/s/ LOWELL H. LEBERMANN, JR. Lowell H. Lebermann, Jr.	Director	July 27, 2001
/s/ TIMOTHY N. POSTER Timothy N. Poster	Director	July 27, 2001
James E. Nave	Director

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EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)
1.   Financial Statements (including related notes to Consolidated Financial Statements) filed in Part II of this report are listed below:

Report of Independent Public Accountants

Consolidated Balance Sheets as of December 31, 2000 and 1999

Consolidated Statements of Operations for the years ended December 31, 2000 and
  December 31, 1999 and the nine months ended December 31, 1998

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000 and  December 31, 1999 and the nine months ended December 31, 1998

Consolidated Statements of Cash Flows for the years ended December 31, 2000 and
  December 31, 1999 and the nine months ended December 31, 1998

Notes to Consolidated Financial Statements

(a)
2.   None

(a)
3.   Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant. (Incorporated herein by reference to Registration Statement No. 33-76156)
3.2	Restated Bylaws of the Registrant. (Incorporated herein by reference to Registration Statement No. 33-76156)
4.1	Form of Senior Notes of the Registrant (2001 Issue). (Included in Exhibit 4.6)
4.2	Form of Subordinated Note of the Registrant (2000 Issue). (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
4.3	Form of Subordinated Note of the Registrant (1998 Issue). (Incorporated herein by reference to the Company's annual report on Form 10-K for the period ended December 31, 1999)
4.4	Form of Subordinated Note of the Registrant (1997 Issue). (Incorporated herein by reference to the Company's Form 8-K dated April 3, 1997)
4.5	Form of Subordinated Note of the Registrant (1996 Issue). (Incorporated herein by reference to the Company's Form 8-K dated March 25, 1996)
4.6	Indenture dated as of February 13, 2001 between the Registrant and United States Trust Company as Trustee. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000)
4.7	Indenture dated as of July 7, 2000 between the Registrant and First Union National Bank as Trustee. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
4.8	Indenture dated as of December 3, 1998 between the Registrant and First Union National Bank as Trustee. (Incorporated herein by reference to the Company's Registration Statement on Form S-4 dated January 27, 1999)
4.9	First Supplemental Indenture dated as of August 10, 2000 between the Registrant and First Union National Bank as Trustee, with respect tot he Indenture dated as of December 3, 1998. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000)
4.10	Indenture dated as of April 3, 1997 between the Registrant and First Union National Bank as Trustee. (Incorporated by reference to the Company's Form 8-K dated April 3, 1997)
4.11	First Supplemental Indenture dated as of August 10, 2000 between the Registrant and First Union National Bank as Trustee, with respect to the Indenture dated as of April 3, 1997. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000)
4.12	Indenture dated as of March 29, 1996 between the Registrant and First Union National Bank as Trustee. (Incorporated by reference to the Company's Form 8-K dated March 25, 1996)
4.13	First Supplemental Indenture dated as of August 10, 2000 between the Registrant and First Union National Bank as Trustee, with respect to the Indenture dated as of March 29, 1996. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000)
4.14	Third Amended and Restated Reducing Revolving Loan Agreement dated as of August 25, 1999. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
4.15	Amendment No. 1 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of September 24, 1999. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
4.16	Amendment No. 2 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of January 25, 2000. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1999)

4.17	Facility Increase Global Document to Third Amended and Restated Reducing Revolving Loan Agreement dated as of March 24, 2000. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000)
4.18	Amendment No. 3 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of June 2, 2000. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000)
4.19	Amendment No. 4 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of June 28, 2000. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000)
4.20	Amendment No. 5 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of August 24, 2000. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
4.21	Amendment No. 6 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of August 31, 2000. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
4.22	Amendment No. 7 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of November 6, 2000. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000)
4.23	Amendment No. 8 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of January 30, 2001. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000)
4.24	Amendment No. 9 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of March 12, 2001. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000)
4.25	Amendment No. 10 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of May 18, 2001.
4.26	Amendment No. 11 to Third Amended and Restated Reducing Revolving Loan Agreement dated as of July 27, 2001.
4.27	Certificate of Resolutions of Convertible Preferred Stock of the Registrant. (Incorporated herein by reference to the Company's Form 8-K dated March 25, 1996)
4.28	Form of Convertible Preferred Stock of the Registrant. (Incorporated herein by reference to the Company's Form 8-K dated March 25, 1996)
4.29	Rights Agreement dated October 6, 1997 between the Company and Continental Stock Transfer and Trust Company, as Rights Agent. (Incorporated herein by reference to the Company's Form 8-K dated October 9, 1997).
4.30	Amendment to Rights Agreement, dated as of January 16, 1998, between Station Casinos, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent. (Incorporated herein by reference to the Company's Form 8-K dated January 27, 1998).
4.31	Amendment No. 2 to Rights Agreement, dated as of December 1, 1998, between Station Casinos, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent. (Incorporated herein by reference to the Company's Form 8-K dated November 6, 1998).
4.32	Certificate of Resolutions of $100 Redeemable Preferred Stock. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998)
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP
10.1	Lease dated as of December 17, 1974 between Teddy Rich Enterprises and Townefood, Inc. (Incorporated herein by reference to Registration Statement No. 33-59302)

10.2	Lease dated as of May 8, 1973 between Teddy Rich Enterprises and Mini-Price Motor Inn., including Addendum dated May 8, 1973; Lease Addendum dated June 10, 1974 amending lease dated May 8, 1973; Lease Addendum dated June 10, 1974 amending lease dated May 8, 1973 between Teddy Rich Enterprises and Mini-Price Motor Inn, Inc. (Incorporated herein by reference to Registration Statement No. 33-59302).
10.3	First Amendment to Lease (With Option) dated as of April 1, 1999 between Palace Station Hotel & Casino, Inc. and Flamingo Associates, Inc. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
10.4	Second Amendment to Lease (With Option) dated as of April 1, 1999 between Palace Station Hotel & Casino, Inc. and Flamingo Associates, Inc. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
10.5	Lease dated as of February 16, 1976 between Richfield Development Co. and Mini-Price Motor Inn. (Incorporated herein by reference to Registration Statement No. 33-59302)
10.6	First Amendment to Lease (With Option) dated as of April 1, 1999 between Palace Station Hotel & Casino, Inc. and Richfield Development Co. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
10.7	Second Amendment to Lease (With Option) dated as of April 1, 1999 between Palace Station Hotel & Casino, Inc. and Richfield Development Co. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
10.8	Lease dated as of September 6, 1977 between Richard Tam and Mini-Price Motor Inn Joint Venture (Parcel B1). (Incorporated herein by reference to Registration Statement No. 33-59302)
10.9	Lease dated as of September 6, 1977 between Richard Tam and Mini-Price Motor Inn Joint Venture (Parcel B2). (Incorporated herein by reference to Registration Statement No. 33-59302)
10.10	First Amendment to Lease (With Option) dated as of April 1, 1999 between Palace Station Hotel & Casino, Inc. and Richard Tam. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
10.11	Second Amendment to Lease (With Option) dated as of April 1, 1999 between Palace Station Hotel & Casino, Inc. and Richard Tam. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)
10.12	Executive Employment Agreement between Frank J. Fertitta III and the Registrant dated as of December 1, 1999. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1999)
10.13	Executive Employment Agreement between Glenn C. Christenson and the Registrant dated as of December 1, 1999. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1999)
10.14	Executive Employment Agreement between Scott M Nielson and the Registrant dated as of December 1, 1999. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1999)
10.15	Executive Employment Agreement between Blake L. Sartini and the Registrant dated as of December 1, 1999. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1999)
10.16	Executive Employment Agreement between Lorenzo J. Fertitta III and the Registrant dated as of July 31, 2000. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
10.17	Executive Employment Agreement between Stephen L. Cavallaro and the Registrant dated as of June 19, 2001.

10.18	Stock Compensation Program of the Registrant. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1993)
10.19	Amendment dated as of August 22, 1995 to the Stock Compensation Program. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1995)
10.20	Supplemental Executive Retirement Plan of the Registrant dated as of November 30, 1994. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1994)
10.21	Supplemental Management Retirement Plan of the Registrant dated as of November 30, 1994. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1994)
10.22	Long-Term Stay-On Performance Incentive Plan between the Registrant and Glenn C. Christenson, Scott M Nielson and Blake L. Sartini. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1994)
10.23	Long-Term Stay-On Performance Incentive Plan between the Registrant and Stephen L. Cavallaro.
10.24	Amended and Restated Deferred Compensation Plan of the Registrant effective as of September 30, 1999. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1999)
10.25	Special Long-Term Disability Plan of the Registrant dated as of November 30, 1994. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1994)
10.26	Ground Lease between Boulder Station, Inc. and KB Enterprises dated as of June 1, 1993. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1993)
10.27	Option to Lease or Purchase dated as of June 1, 1993 between Boulder Station, Inc. and KB Enterprises. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1993)
10.28	Option to Acquire Interest Under Purchase Contract dated as of June 1, 1993 between Boulder Station, Inc. and KB Enterprises. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1993)
10.29	First Amendment to Ground Lease and Sublease, dated as of June 30, 1995, by and between KB Enterprises, as landlord and Boulder Station, Inc. (Incorporated herein by reference to the Company's Form 8-K dated July 5, 1995)
10.30	Ground Lease between Registrant and Texas Gambling Hall & Hotel, Inc. dated as of June 1, 1995. (Incorporated herein by reference to the Company's Form 8-K dated July 5, 1995)
10.31	First Amendment to Ground Lease dated as of June 30, 1995 between Registrant and Texas Gambling Hall & Hotel, Inc. (Incorporated herein by reference to the Company's Form 8-K dated July 5, 1995)
10.32	Assignment, Assumption and Consent Agreement (Ground Lease) dated as of July 6, 1995 between Registrant and Texas Station, Inc. (Incorporated herein by reference to the Company's Form 8-K dated July 5, 1995)
10.33	Lease between Navillus Investment Co.; Jerome D. Mack as trustee of the Center Trust; Peter Trust Limited Partnership; and Third Generation Limited Partnership and Registrant. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended March 31, 1994)
10.34	Form of Indemnification Agreement for Directors and Executive Officers. (Incorporated herein by reference to Registration Statement No. 33-59302)

10.35	Form of Indemnification Agreement between the Registrant and Frank Fertitta, Jr. (Incorporated herein by reference to Registration Statement No. 33-59302)
10.36	Operating Agreement dated March 10, 2000, among Green Valley Ranch Gaming, LLC, GCR Gaming, LLC and GV Ranch Station, Inc., a wholly owned subsidiary of the Registrant. (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 1999)
10.37	Purchase Agreement with Santa Fe Gaming Corp. and Santa Fe Hotel, Inc. dated June 12, 2000. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000)
10.38	Amendment No. 1 dated as of July 28, 2000 to Purchase Agreement with Santa Fe Gaming Corp. and Santa Fe Hotel, Inc. (Incorporated herein by reference to the Company's Form 8-K dated October 2, 2000)
10.39	Amendment No. 2 dated as of August 3, 2000 to Purchase Agreement with Santa Fe Gaming Corp. and Santa Fe Hotel, Inc. (Incorporated herein by reference to the Company's Form 8-K dated October 2, 2000)
10.40	Asset Purchase Agreement with Fiesta Hotel Corporation, Los Pueblos, Inc. and Joe G. Maloof & Co., Inc. dated July 19, 2000. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
10.41	Amendment dated as of January 2, 2001 to Asset Purchase Agreement dated July 19, 2000 with Fiesta Hotel Corporation, Los Pueblos, Inc. and Joe G. Maloof & Co., Inc. (Incorporated herein by reference to the Company's Form 8-K dated January 3, 2001)
10.42	Asset Purchase Agreement with Ameristar Casino Kansas City, Inc., Ameristar Casinos, Inc. and Kansas City Station Corporation dated October 17, 2000. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
10.43	Asset Purchase Agreement with Ameristar Casinos St. Charles, Inc., Ameristar Casinos, Inc. and St. Charles Riverfront Station, Inc. dated October 17, 2000. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
10.44	Asset Purchase Agreement with Ameristar Casino Las Vegas, Inc., Ameristar Casinos, Inc. and Lake Mead Station, Inc. dated October 17, 2000. (Incorporated herein by reference to Registration Statement on Form S-4 dated October 30, 2000)
12.1	Calculation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Registrant (Incorporated herein by reference to the Company's Annual Report on Form 10-K for the period ended December 31, 2000)
23.1	Consent of Arthur Andersen LLP
23.2	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1)
24.1	Power of Attorney (appears on signature page)
25.1	Form T-1 Statement of Eligibility and Qualification, under the Trust Indenture Act of 1939, of United States Trust Company, as Trustee
99.1	Form of Letter of Transmittal
99.2	Guidelines for Certification of Taxpayer Identification Number on Substitution Form W-9
99.3	Form of Notice of Guaranteed Delivery

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Company
SUMMARY OF THE EXCHANGE OFFER
DESCRIPTION OF THE NOTES
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
THE EXCHANGE OFFER
CERTAIN FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT PUBLIC ACCOUNTANTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
POWER OF ATTORNEY
SIGNATURES
INDEX TO EXHIBITS